UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14A

(Rule 14a-101)

INFORMATION REQUIRED IN PROXY STATEMENT

SCHEDULE 14A INFORMATION

Proxy Statement Pursuant to Section 14(a) of the Securities Exchange Act of 1934

(Amendment No. 1)

Filed by the Registrant ☐

Filed by a Party other than the Registrant ☒

Check the appropriate box:

☒	Preliminary Proxy Statement

☐	Confidential, for Use of the Commission Only (as permitted by Rule 14a-6(e)(2))

☐	Definitive Proxy Statement

☐	Definitive Additional Materials

☐	Soliciting Material Under § 240.14a-12

VAXART, INC.
(Name of Registrant as Specified In Its Charter)

DANIEL P. HOULE MARK SILVERBERG, DDS, MD MATTHEW M. WALLACE, MD PATRICE RAFFY Q3 NOMINEES PTY LTD MARC EUSTACE PEREIRA
(Name of Persons(s) Filing Proxy Statement, if other than the Registrant)

Payment of Filing Fee (Check all boxes that apply):

☒	No fee required

☐	Fee paid previously with preliminary materials

☐	Fee computed on table in exhibit required by Item 25(b) per Exchange Act Rules 14a-6(i)(1) and 0-11

PRELIMINARY COPY SUBJECT TO COMPLETION
DATED MAY 29, 2026

DANIEL P. HOULE AND CONCERNED VAXART STOCKHOLDERS

[●], 2026

Dear Fellow Vaxart Stockholders:

Daniel P. Houle and the other participants named herein (collectively, the “Concerned Vaxart Stockholders” or “we”) are the beneficial owners of an aggregate of 1,515,343 shares of common stock, $0.0001 par value per share (the “Common Stock”), of Vaxart, Inc., a Delaware corporation (“Vaxart” or the “Company”). For the reasons set forth in the attached Proxy Statement, we believe meaningful changes to the composition of the Board of Directors of the Company (the “Board”) are needed to ensure that the Company is being run in a manner consistent with your best interests. Accordingly, we are seeking your support for the election of our three (3) nominees as directors at the 2026 Annual Meeting of Stockholders scheduled to be held in a virtual-only format via live webcast on [●], 2026 at [●] [a.m.] Pacific Time at http://www.virtualshareholdermeeting.com/VXRT2026 (including any adjournments or postponements thereof and any meeting which may be called in lieu thereof, the “Annual Meeting”).

The Board is currently composed of six (6) directors, each of whose term expires at the Annual Meeting. Through the accompanying Proxy Statement and enclosed GOLD universal proxy card, we are soliciting proxies to elect not only our three (3) nominees, Daniel P. Houle, Mark Silverberg, DDS, MD, and Matthew M. Wallace, MD, but also three (3) of the Company’s nominees whose election we do not oppose. The Concerned Vaxart Stockholders and the Company will each be using a universal proxy card for voting on the election of directors at the Annual Meeting, which will include the names of all nominees for election to the Board. Stockholders will have the ability to vote for up to six (6) nominees on the Concerned Vaxart Stockholders’ enclosed GOLD universal proxy card. Any stockholder who wishes to vote for any combination of the Company’s nominees and our nominees may do so on the Concerned Vaxart Stockholders’ enclosed GOLD universal proxy card. There is no need to use the Company’s white proxy card or voting instruction form, regardless of how you wish to vote. We believe that voting on the GOLD universal proxy card provides the best opportunity for stockholders to elect all of the Concerned Vaxart Stockholders’ nominees and achieve the best Board composition overall. We therefore urge stockholders to use our GOLD universal proxy card to vote “FOR” our three (3) nominees.

We urge you to carefully consider the information contained in the attached Proxy Statement and then support our efforts by signing, dating and returning the enclosed GOLD universal proxy card today. The attached Proxy Statement and the enclosed GOLD universal proxy card are first being mailed to stockholders on or about ____________, 2026.

If you have already voted for the incumbent management slate, you have every right to change your vote by signing, dating and returning a later dated GOLD universal proxy card or by voting at the Annual Meeting.

If you have any questions or require any assistance with your vote, please contact Saratoga Proxy Consulting LLC, which is assisting us, at its address and toll-free number listed on the following page.

Thank you for your support,

/s/ Daniel P. Houle

Daniel P. Houle
Concerned Vaxart Stockholders

If you have any questions, require assistance in voting your GOLD universal proxy card,

or need additional copies of the Concerned Vaxart Stockholders’ proxy materials,

please contact Saratoga at the phone numbers listed below.

Stockholders call toll free at (888) 368-0379

Email: info@saratogaproxy.com

PRELIMINARY COPY SUBJECT TO COMPLETION
DATED MAY 29, 2026

ANNUAL MEETING OF STOCKHOLDERS
OF
VAXART, INC.
_________________________

PROXY STATEMENT
OF
DANIEL P. HOULE AND CONCERNED VAXART STOCKHOLDERS
_________________________

PLEASE SIGN, DATE AND MAIL THE ENCLOSED GOLD UNIVERSAL PROXY CARD TODAY

Daniel P. Houle, Mark Silverberg, DDS, MD, Matthew M. Wallace, MD, Patrice Raffy, Q3 Nominees Pty Ltd (“Q3 Nominees”) and Marc Eustace Pereira (collectively, the “Concerned Vaxart Stockholders” or “we”) are meaningful stockholders of Vaxart, Inc., a Delaware corporation (“Vaxart” or the “Company”), who beneficially own an aggregate of 1,515,343 shares of common stock, $0.0001 par value per share (the “Common Stock”), of the Company. We believe that the Board of Directors of the Company (the “Board”) must be meaningfully reconstituted to ensure that the Board takes the necessary steps for the Company’s stockholders to realize the maximum value of their investments. We have nominated directors who are committed to bringing a stockholder’s perspective to the boardroom and evaluating all opportunities to enhance stockholder value. At the Company’s 2026 annual meeting of stockholders scheduled to be held in a virtual-only format via live webcast on [●], 2026 at [●] [a.m.] Pacific Time at http://www.virtualshareholdermeeting.com/VXRT2026 (including any adjournments or postponements thereof and any meeting which may be called in lieu thereof, the “Annual Meeting”), stockholders will have an opportunity:

1.	To elect the Concerned Vaxart Stockholders’ three (3) director nominees, Daniel P. Houle, Mark Silverberg, DDS, MD, and Matthew M. Wallace, MD (each, a “Concerned Vaxart Stockholder Nominee” and, together, the “Concerned Vaxart Stockholder Nominees”), to the Board to hold office until the 2027 Annual Meeting of Stockholders (the “2027 Annual Meeting”) or until their successors are duly elected and qualified;
2.	To ratify the selection by the Company’s Audit Committee of WithumSmith+Brown, PC as the Company’s independent registered public accounting firm for the year ending December 31, 2026; and
3.	To approve, on a non-binding, advisory basis, the compensation of the Company’s named executive officers, as disclosed in the Company’s proxy statement.

The Company has disclosed that it will conduct any other business properly brought before the Annual Meeting.

This Proxy Statement and the enclosed GOLD universal proxy card are first being mailed to stockholders on or about [●], 2026.

The Company has disclosed that the Annual Meeting will take place in a virtual meeting format only. Stockholders will not be able to attend the Annual Meeting in person. For further information on how to attend and vote virtually at the Annual Meeting and by proxy, please see the “VOTING AND PROXY PROCEDURES” and “VIRTUAL MEETING” sections of this Proxy Statement.

The Board is currently composed of six (6) directors, each with terms expiring at the Annual Meeting. Through this Proxy Statement and enclosed GOLD universal proxy card, we are soliciting proxies to elect not only the three (3) Concerned Vaxart Stockholder Nominees, but also three (3) of the Company’s nominees whose election we do not oppose, [_____], [_____] and [_____] (the “Unopposed Company Nominees”). The Concerned Vaxart Stockholders and Vaxart will each be using a universal proxy card for voting on the election of directors at the Annual Meeting, which will include the names of all nominees for election to the Board. Stockholders will have the ability to vote for up to six (6) nominees on the Concerned Vaxart Stockholders’ enclosed GOLD universal proxy card. Any stockholder who wishes to vote for three (3) Company nominees in addition to the Concerned Vaxart Stockholder Nominees may do so on the Concerned Vaxart Stockholders’ GOLD universal proxy card. There is no need to use the Company’s white universal proxy card or voting instruction form, regardless of how you wish to vote.

Your vote to elect the Concerned Vaxart Stockholder Nominees will have the legal effect of replacing three (3) incumbent directors. If elected, the Concerned Vaxart Stockholder Nominees, subject to their fiduciary duties as directors, will seek to work with the other members of the Board to position Vaxart to maximize stockholder value. If all three of the Concerned Vaxart Stockholder Nominees are elected, they will constitute 50% of the members of the Board. There is no assurance that any of the Company’s nominees will serve as directors if all or some of the Concerned Vaxart Stockholder Nominees are elected. If fewer than three (3) of the Concerned Vaxart Stockholder Nominees are elected, they will comprise a minority of the members of the Board and there can be no guarantee that the Concerned Vaxart Stockholder Nominees will be able to implement the actions that they believe are necessary to unlock stockholder value. We believe the election of the Concerned Vaxart Stockholder Nominees is an important step in the right direction for maximizing value at the Company.

Stockholders are permitted to vote for fewer than six (6) nominees or for any combination (up to six (6) total) of the Concerned Vaxart Stockholder Nominees and the Company’s nominees on the enclosed GOLD universal proxy card. However, if stockholders choose to vote for any of the Company’s nominees, we recommend that stockholders vote in favor of only the Company nominees who we believe are the most qualified to serve as directors – the Unopposed Company Nominees – to help achieve a Board composition that we believe is in the best interest of all stockholders. We recommend that stockholders do not vote for any of the Company’s nominees other than the Unopposed Company Nominees. Among other potential consequences, voting for Company nominees other than the Unopposed Company Nominees may result in the failure of one or all of the Concerned Vaxart Stockholder Nominees to be elected to the Board. The Concerned Vaxart Stockholders urge stockholders using our GOLD universal proxy card to vote “FOR” all of the Concerned Vaxart Stockholder Nominees and “FOR” the Unopposed Company Nominees.

IF YOU MARK FEWER THAN SIX (6) “FOR” BOXES WITH RESPECT TO THE ELECTION OF DIRECTORS, OUR GOLD UNIVERSAL PROXY CARD, WHEN DULY EXECUTED, WILL BE VOTED ONLY AS DIRECTED. IF NO DIRECTION IS INDICATED WITH RESPECT TO HOW YOU WISH TO VOTE YOUR SHARES, THE PROXIES NAMED THEREIN WILL VOTE SUCH SHARES “FOR” THE THREE (3) CONCERNED VAXART STOCKHOLDER NOMINEES AND THE THREE (3) UNOPPOSED COMPANY NOMINEES. IMPORTANTLY, IF YOU MARK MORE THAN SIX (6) “FOR” BOXES WITH RESPECT TO THE ELECTION OF DIRECTORS, ALL OF YOUR VOTES FOR THE ELECTION OF DIRECTORS WILL BE DEEMED INVALID.

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As of the date hereof, the participants in this solicitation collectively own 1,515,343 shares of Common Stock (the “Concerned Vaxart Stockholder Group Shares”). We intend to vote the Concerned Vaxart Stockholder Group Shares “FOR” the election of the Concerned Vaxart Stockholder Nominees and the Unopposed Company Nominees, “FOR” the ratification of the selection by the Company’s Audit Committee of WithumSmith+Brown, PC as the Company’s independent registered public accounting firm for the year ending December 31, 2026, and [“FOR” / “AGAINST”] the approval of the advisory non-binding vote on the compensation of the Company’s named executive officers.

While we currently intend to vote all of the Concerned Vaxart Stockholder Group Shares in favor of the election of each of the Concerned Vaxart Stockholder Nominees and the Unopposed Company Nominees, we reserve the right to vote some or all of the Concerned Vaxart Stockholder Group Shares as we see fit, in order to achieve a Board composition that we believe is in the best interest of all stockholders. We would only intend to vote some or all of the Concerned Vaxart Stockholder Group Shares in a different manner than what we are otherwise recommending in the event it were to become apparent to us, based on the projected voting results at such time, that less than all of the Concerned Vaxart Stockholder Nominees would be elected at the Annual Meeting and that by voting the Concerned Vaxart Stockholder Group Shares in a different manner we could help achieve a Board composition that we believe is in the best interest of all stockholders. Stockholders should understand that all shares of Common Stock represented by the enclosed GOLD universal proxy card will be voted at the Annual Meeting as marked.

The Company has set the close of business on [●], 2026 as the record date for determining stockholders entitled to notice of and to vote at the Annual Meeting (the “Record Date”). The mailing address of the principal executive offices of the Company is 170 Harbor Way, Suite 300, South San Francisco, California 94080. Stockholders of record at the close of business on the Record Date will be entitled to vote at the Annual Meeting. According to the Company, as of the Record Date, there were [●] shares of Common Stock outstanding and entitled to vote at the Annual Meeting.

We urge you to carefully consider the information contained in this Proxy Statement and then support our efforts by signing, dating and returning the enclosed GOLD universal proxy card today.

THIS SOLICITATION IS BEING MADE BY THE CONCERNED VAXART STOCKHOLDERS AND NOT ON BEHALF OF THE BOARD OR MANAGEMENT OF THE COMPANY. WE ARE NOT AWARE OF ANY OTHER MATTERS TO BE BROUGHT BEFORE THE ANNUAL MEETING OTHER THAN AS SET FORTH IN THIS PROXY STATEMENT. SHOULD OTHER MATTERS, WHICH THE CONCERNED VAXART STOCKHOLDERS ARE NOT AWARE OF A REASONABLE TIME BEFORE THIS SOLICITATION, BE BROUGHT BEFORE THE ANNUAL MEETING, THE PERSONS NAMED AS PROXIES IN THE ENCLOSED GOLD UNIVERSAL PROXY CARD WILL VOTE ON SUCH MATTERS IN THEIR DISCRETION.

THE CONCERNED VAXART STOCKHOLDERS URGE YOU TO VOTE “FOR” THE CONCERNED VAXART STOCKHOLDER NOMINEES BY FOLLOWING THE INSTRUCTIONS ON THE ENCLOSED GOLD UNIVERSAL PROXY CARD TODAY. PLEASE SIGN, DATE AND RETURN THE GOLD UNIVERSAL PROXY CARD VOTING “FOR” THE ELECTION OF THE CONCERNED VAXART STOCKHOLDER NOMINEES.

IF YOU HAVE ALREADY SENT A UNIVERSAL PROXY CARD FURNISHED BY COMPANY MANAGEMENT OR THE BOARD, YOU MAY REVOKE THAT PROXY AND VOTE ON EACH OF THE PROPOSALS DESCRIBED IN THIS PROXY STATEMENT BY SIGNING, DATING AND RETURNING THE ENCLOSED GOLD UNIVERSAL PROXY CARD. THE LATEST DATED PROXY IS THE ONLY ONE THAT WILL BE COUNTED. ANY PROXY MAY BE REVOKED AT ANY TIME PRIOR TO THE ANNUAL MEETING BY DELIVERING A WRITTEN NOTICE OF REVOCATION OR A LATER DATED PROXY FOR THE ANNUAL MEETING OR BY VOTING VIRTUALLY AT THE ANNUAL MEETING.

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Important Notice Regarding the Availability of Proxy Materials for the Annual Meeting—This Proxy Statement and our GOLD universal proxy card are available at

[●].com

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IMPORTANT

Your vote is important, no matter how many shares of Common Stock you own. The Concerned Vaxart Stockholders urge you to sign, date, and return the enclosed GOLD universal proxy card today to vote FOR the election of the Concerned Vaxart Stockholder Nominees and in accordance with the Concerned Vaxart Stockholders’ recommendations on the other proposals on the agenda for the Annual Meeting.

•	If your shares of Common Stock are registered in your own name, please sign and date the enclosed GOLD universal proxy card and return it to the Concerned Vaxart Stockholders, c/o Saratoga, in the enclosed postage-paid envelope today.
•	If your shares of Common Stock are held in a brokerage account or bank, you are considered the beneficial owner of the shares of Common Stock, and these proxy materials, together with a GOLD voting instruction form, are being forwarded to you by your broker or bank. As a beneficial owner, if you wish to vote, you must instruct your broker, trustee or other representative how to vote. Your broker cannot vote your shares of Common Stock on your behalf without your instructions.
•	Depending upon your broker or custodian, you may be able to vote either by toll-free telephone or by the Internet. Please refer to the enclosed GOLD voting instruction form for instructions on how to vote electronically. You may also vote by signing, dating and returning the enclosed GOLD voting instruction form in the enclosed pre-paid return envelope.
•	You may vote your shares virtually at the Annual Meeting. Even if you plan to attend the Annual Meeting virtually, we recommend that you submit your GOLD universal proxy card by mail by the applicable deadline so that your vote will be counted if you later decide not to attend the Annual Meeting.

As the Concerned Vaxart Stockholders are using a “universal” proxy card containing all of the Concerned Vaxart Stockholder Nominees as well as the Company’s nominees, there is no need to use any other proxy card regardless of how you intend to vote. The Concerned Vaxart Stockholders strongly urge you NOT to sign or return any white proxy cards or voting instruction forms that you may receive from Vaxart. Even if you return the white management proxy card marked “withhold” as a protest against the incumbent directors, it will revoke any proxy card you may have previously sent to us.

If you have any questions, require assistance in voting your GOLD universal proxy card,

or need additional copies of the Concerned Vaxart Stockholders’ proxy materials,

please contact Saratoga at the phone numbers listed below.

Stockholders call toll free at (888) 368-0379

Email: info@saratogaproxy.com

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Background to the Solicitation

The following is a chronology of material events leading up to this proxy solicitation:

•	On June 13, 2024, the Company received a project award valued at up to $453 million through the Rapid Response Partnership Vehicle (RRPV), a Consortium funded by the Biomedical Advanced Research and Development Authority (BARDA), part of the Administration for Strategic Preparedness and Response (ASPR) in the U.S. Department of Health and Human Services (HHS), to conduct a Phase 2b comparative study evaluating Vaxart’s oral pill COVID-19 vaccine candidate against a U.S. Food and Drug Administration (FDA)-approved mRNA vaccine comparator (the “BARDA Award”).
•	On June 13, 2024, at 4:00pm ET, Vaxart’s Common Stock closed at $0.75 per share.
•	On June 13, 2024, at 4:15pm ET, the Company issued a press release announcing the BARDA Award and disclosing that $65.7 million of the award is available immediately, and the remainder of approximately $387.2 million will be provided when Vaxart and BARDA have determined that the study may further proceed and will be paid over the course of the study.
•	Later on June 13, 2024, at 7:07pm ET, the Company issued a press release announcing an underwritten offering of 50,000,000 shares of Common Stock at a price of $0.80 per share, expected to close on or about June 17, 2024 (the “Share Offering”).
•	On June 17, 2024, the Company filed a prospectus supplement in connection with the Share Offering.
•	Also on June 17, 2024, the Company issued a press release in connection with the Share Offering and the BARDA Award in which the Company noted that it received one of the largest awards to date.
•	In November 2024, FBI agents approached director Robert A. Yedid as part of an insider trading investigation, pursuant to which Mr. Yedid allegedly participated in a scheme from 2019 – 2024 to provide friends with inside information about several health care company clients of the investor relations firm where Mr. Yedid was employed. To the knowledge of the Concerned Vaxart Stockholders, none of such allegations were related to the Company or trading of the Company’s securities.
•	On December 31, 2024, the Company disclosed that it had received notice from The Nasdaq Stock Market (“Nasdaq”) that the Company was not in compliance with the $1.00 minimum bid price requirement for continued listing on Nasdaq. The Company was granted an additional 180-day compliance period to regain compliance.
•	On January 28, 2025, the Company announced that Mr. Yedid resigned from the Board for personal reasons and issued a press release that thanked Mr. Yedid “for his years of service and contributions to our Company.”
•	On April 10, 2025, the Company filed a definitive proxy statement (the “2025 Proxy Statement”) in connection with the Company’s 2025 Annual Meeting of Stockholders (the “2025 Annual Meeting”) scheduled to be held on May 21, 2025, which included a proposal to adopt and approve an amendment to the Company’s Restated Certificate of Incorporation (the “Charter”) to effect a reverse stock split by a ratio of not less than 1-for-5 and not more than 1-for-50 as determined by the Board (the “Initial Reverse Stock Split Proposal”).
•	On May 16, 2025, the Company filed a supplement to the 2025 Proxy Statement in which it announced that the Board approved resolutions to narrow the proposed reverse split range of the Initial Reverse Stock Split Proposal to a maximum ratio of 1-for-20, and disclosed that the authorized number of shares of Common Stock would be proportionally reduced in line with the ratio of the reverse stock split to be approved by stockholders at a future special meeting of stockholders.
•	On May 21, 2025, the Company convened the 2025 Annual Meeting. Although a quorum of stockholders was present, the Board adjourned the 2025 Annual Meeting to purportedly give stockholders additional time within which to vote on the proposals, including the Initial Reverse Stock Split Proposal, and scheduled the 2025 Annual Meeting to reconvene on June 2, 2025.
•	On May 29, 2025, the Company issued a preliminary proxy statement in connection with a special meeting of stockholders scheduled to be held on June 30, 2025, in which the Board requested that stockholders adopt and approve an amendment to the Charter to effect a reduction in the authorized shares of Common Stock in a proportion equal to that of the associated Initial Reverse Stock Split Proposal.
•	On June 2, 2025, the Company reconvened the 2025 Annual Meeting. Although a quorum of stockholders was present, the Board once again adjourned the 2025 Annual Meeting to give stockholders additional time to vote and to allow for the Board to solicit additional votes in favor of the Initial Reverse Stock Split Proposal because there were insufficient votes to approve such proposal. The Board scheduled the reconvened 2025 Annual Meeting to be held on June 13, 2025.
•	On June 6, 2025, Mr. Yedid pled guilty to the alleged insider trading scheme.
•	On June 13, 2025, the Company held the 2025 Annual Meeting, where stockholders emphatically rejected the Initial Reverse Stock Split Proposal with a clear majority of 59.1% voting “AGAINST” such proposal. Further, stockholders opposed the election of four of the six directors on the Board (including then-Chairman Michael Finney), with such directors failing to receive a majority of votes cast in favor of their election, and stockholders also overwhelmingly voted against approval of the advisory vote on the compensation of the Company’s named executive officers. Nevertheless, given the fact that the voting standard applicable to the election of directors at the 2025 Annual Meeting was a plurality of the votes cast, the full Board remained in place despite four members failing to receive the support of a majority of the votes cast.
•	On July 1, 2025, the Company received a written notification from the Listing Qualifications Department of Nasdaq of its determination to delist the Common Stock as a result of the Company’s ongoing failure to comply with the minimum bid price requirement for continued listing on Nasdaq.
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•	On July 24, 2025, despite stockholders overwhelmingly rejecting the Initial Reverse Stock Split Proposal, the Company filed a preliminary proxy statement in connection with a special meeting of stockholders scheduled to be held on September 5, 2025 (the “Special Meeting”), which included another proposal to adopt and approve an amendment to the Charter to effect a reverse stock split by a ratio of not less than 1-for-5 and not more than 1-for-20 as determined by the Board (the “Additional Reverse Stock Split Proposal”), and to decrease the number of authorized shares of Common Stock in a proportion equal to that of the associated reverse stock split upon its approval.
•	On August 6, 2025, the Company filed a definitive proxy statement in connection with the Special Meeting in which it disclosed additional information with regards to the Additional Reverse Stock Split Proposal and related matters.
•	On August 13, 2025, the Concerned Vaxart Stockholders and several other stockholders of the Company (collectively, the “Initial Stockholder Group”) sent the Company a demand pursuant to Section 220 of the Delaware General Corporation Law to inspect certain stockholder list materials and related information in connection with the Special Meeting (the “Initial Stockholder List Demand”).
•	On August 20, 2025, the Company’s legal counsel responded to the Initial Stockholder List Demand.
•	On August 21, 2025, the Initial Stockholder Group issued a press release announcing its opposition to the Additional Reverse Stock Split Proposal, urging stockholders to vote against such proposal and calling for the Board to be held accountable for its disregard for the will of stockholders by continuing to push for a reverse stock split after stockholders overwhelmingly opposed the Initial Reverse Stock Split Proposal at the 2025 Annual Meeting.
•	On August 22, 2025, the Company’s legal counsel conveyed to the Concerned Vaxart Stockholders’ legal counsel that members of the Company’s management team would like to meet with members of the Initial Stockholder Group regarding the Additional Reverse Stock Split Proposal and related matters. The Initial Stockholder Group agreed to meet with members of the Company’s management team to listen to the Company’s position regarding such matters.
•	On August 26, 2025, the Company produced materials in response to the Initial Stockholder List Demand.
•	On August 28, 2025, certain members of the Initial Stockholder Group had a call with members of the Company’s management team, including Chief Executive Officer, President and director Steven Lo, Senior Vice President and Chief Scientific Officer Sean Tucker and Senior Vice President and General Counsel Edward Berg. The parties discussed the Company generally and certain of the Initial Stockholder Group’s concerns and opposition to the Additional Reverse Stock Split Proposal.
•	On August 29, 2025, the Company issued a press release in which it stated that Nasdaq had granted a compliance extension to the Company in order to remain listed on Nasdaq contingent upon the satisfaction of three conditions: (i) stockholder approval of the reverse stock split by September 5, 2025, (ii) completion of the reverse stock split by October 6, 2025 and (iii) regaining compliance with the $1.00 minimum bid price requirement by October 17, 2025.
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•	On September 2, 2025, the Initial Stockholder Group issued a press release in which it urged fellow stockholders to vote “AGAINST” the Additional Reverse Stock Split Proposal, and highlighted that management was attempting to push a reverse stock split through for a second time despite prior overwhelming stockholder opposition at the 2025 Annual Meeting. The Initial Stockholder Group also expressed its concerns that a reverse stock split would only reduce liquidity, increase volatility and potentially mask deeper structural issues at the Company.

•	Also on September 2, 2025, the Company issued a press release announcing that Chairman Finney provided notice of his retirement from the Board, including as Chair of the Board, effective September 30, 2025. The Board also announced that the size of the Board would be reduced from six to five members, effective upon the retirement of Chairman Finney.
•	On September 8, 2025, the Company announced that although a quorum of stockholders was present on September 5, 2025, the Special Meeting would be adjourned to September 19, 2025, in order to provide stockholders with additional time to consider and vote on the Additional Reverse Stock Split Proposal and due to additional governance changes as well as other potential disclosures which the Board claimed to be considering.
•	On September 10, 2025, the Initial Stockholder Group issued a press release in which it condemned the Board’s decision to adjourn the Special Meeting and demanded transparency on any voting results from the Special Meeting. The Initial Stockholder Group also questioned the Board’s repeated delay tactics given the fact that the Board had previously disclosed that a reverse stock split had to be approved by September 5, 2025 in order for the Company to comply with Nasdaq’s purported requirements for the Company to remain listed, and called for the Board to reveal Nasdaq’s true conditions for relisting. Further, the Initial Stockholder Group called for the Board to reveal any additional governance changes to be implemented at the Company instead of teasing potential further announcements seemingly in the hope of swaying additional support for the Additional Reverse Stock Split Proposal.
•	On September 17, 2025, the Company issued a press release in which it announced its appointment of W. Mark Watson as Lead Independent Director of the Board as well as the Company’s intent to adopt a stock ownership policy for directors.
•	On September 18, 2025, the Initial Stockholder Group issued a press release in response to the Company’s appointment of Mr. Watson as Lead Independent Director as well as the Company’s intent to adopt a stock ownership policy for directors. In particular, the Initial Stockholder Group expressed its belief that the elevation of Mr. Watson, who received only 56% of the votes cast at the 2025 Annual Meeting, to a leadership position would not deliver sufficient change to address stockholder concerns. Further, the Initial Stockholder Group expressed its belief that although the adoption of a director stock ownership policy was a long-overdue step in the right direction, it failed to deliver meaningful change that stockholders deserved. The Initial Stockholder Group urged all stockholders to continue voting “AGAINST” the Additional Reverse Stock Split Proposal and called on the Company to engage in genuine dialogue with stockholders, implement reforms that reflect stockholder priorities and restore credibility through meaningful action rather than optics.
•	Later on September 18, 2025, the Company filed a current report on Form 8-K disclosing that the Board determined to withdraw the Additional Reverse Stock Split Proposal from stockholder consideration after the Company did not obtain requisite votes for the proposal and that it would not reconvene the adjourned Special Meeting.
•	On September 19, 2025, the Company filed a current report on Form 8-K disclosing that it received a letter from Nasdaq stating that the Company’s securities would be delisted from Nasdaq as a result of the Company’s noncompliance with the applicable conditions to remain listed on Nasdaq.
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•	On September 30, 2025, the Concerned Vaxart Stockholders’ legal counsel informed the Company’s legal counsel that the Initial Stockholder Group was pleased that the Company had withdrawn the Additional Reverse Stock Split Proposal, but expressed the Initial Stockholder Group’s view that additional governance changes and accountability were required at Vaxart. The Concerned Vaxart Stockholders’ legal counsel also indicated to the Company’s legal counsel that members of the Initial Stockholder Group were considering nominating director candidates for election to the Board at the Annual Meeting.
•	On December 12, 2025, the Company’s legal counsel, on behalf of the Company, reached out to the Concerned Vaxart Stockholders’ legal counsel to propose a call between such parties in order to discuss the Initial Stockholder Group’s views with regards to the Company.
•	On December 16, 2025, the Company’s legal counsel called the Concerned Vaxart Stockholders’ legal counsel and offered a meeting between Vaxart’s leadership team and the Initial Stockholder Group. The parties scheduled a call for December 19, 2025.
•	On December 17 and 18, 2025, the Company’s legal counsel and the Concerned Vaxart Stockholders’ legal counsel corresponded regarding the agenda for the upcoming meeting. The Concerned Vaxart Stockholders’ legal counsel made clear that from the Initial Stockholder Group’s perspective, the Company must come prepared to present concrete steps regarding improvements to governance, Board composition and accountability for the proposed meeting to be worthwhile, and that absent that, the Initial Stockholder Group would pass on having the call. The Company’s legal counsel confirmed that the Company would like to proceed with the call armed with that knowledge.
•	On December 19, 2025, certain members of the Initial Stockholder Group had a call with members of the Company’s management team, including Messrs. Lo and Berg and Dr. Tucker. Despite the clear instructions in advance of the call, the Company failed to present any concrete steps regarding improvements to governance, Board composition or accountability. The Initial Stockholder Group reiterated its view that additional governance changes are required and there needs to be accountability and reform at Vaxart.
•	On February 2, 2026, the Concerned Vaxart Stockholders’ legal counsel submitted a request to the Company’s legal counsel on behalf of the Concerned Vaxart Stockholders for the Company to provide an electronic copy of the Company’s form of questionnaire in accordance with the Company’s Amended and Restated Bylaws (the “Bylaws”). The Company’s legal counsel promptly provided the questionnaire on the following day.
•	On February 20, 2026, the Concerned Vaxart Stockholders delivered a letter to the Company, in accordance with the Bylaws, nominating Daniel P. Houle, Mark Silverberg, DDS, MD, and Matthew M. Wallace, MD as candidates for election to the Board at the Annual Meeting.
•	On February 27, 2026, Mr. Berg sent a request to the Concerned Vaxart Stockholders’ legal counsel for the resumes of each of the Concerned Vaxart Stockholder Nominees no later than March 6, 2026. The Concerned Vaxart Stockholders’ legal counsel provided the requested resumes on March 3, 2026.
•	On March 16, 2026, the Company’s legal counsel called the Concerned Vaxart Stockholders’ legal counsel to inform him that Vaxart had no interest in appointing any of the Concerned Vaxart Stockholder Nominees to the Board.
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•	On April 23, 2026, Mr. Berg called the Concerned Vaxart Stockholders’ legal counsel to inform him that Vaxart would be imminently disclosing the appointment of a new independent director.
•	Shortly thereafter on April 23, 2026, the Company filed a Form 8-K disclosing the appointment of James B. Breitmeyer to the Board.
•	Also on April 23, 2026, the Company provided notice to the Concerned Vaxart Stockholders pursuant to Rule 14a-19(d) of the Exchange Act of its intent to solicit proxies at the Annual Meeting for Messrs. Breitmeyer, Lo and Watson and Kevin P. Finney, Elaine J. Heron and David Wheadon.
•	On May 19, 2026, the Company filed its preliminary proxy statement with the SEC.
•	On May 21, 2026, the Concerned Vaxart Stockholders filed their preliminary proxy statement with the SEC.
•	On May 29, 2026, the Concerned Vaxart Stockholders filed this revised preliminary proxy statement with the SEC.
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REASONS FOR THE SOLICITATION

The Concerned Vaxart Stockholders are a group of dedicated retail investors who collectively own 1,515,343 shares of Common Stock. We believe that management and the Board have a track record of value destruction and blatantly disregarding the will of stockholders. Based on the voting results from the 2025 Annual Meeting and the failed Special Meeting abandoned due to a lack of stockholder support for the Additional Reverse Stock Split Proposal, we understand that many other stockholders share our significant concerns regarding the trajectory of the Company under the current leadership team. In an effort to protect the Company and stockholders from further value destruction and to ensure that retail investors are properly represented in the boardroom, we believe Board change is necessary. The following sets forth our primary concerns and supports why we believe change on the Board is critical:

•	Track record of value destruction: Over the past five years, the Company’s share price has declined over 91%[1] and the Company has accumulated losses of approximately $343 million since 2020.[2] Moreover, measured from the unaffected date on August 20, 2025, the last day prior to when members of the Concerned Vaxart Stockholders first issued a press release in opposition to the Additional Reverse Stock Split Proposal and demanded boardroom accountability, Vaxart has underperformed on an absolute and relative basis as follows:

Total Shareholder Returns
	1-Year	3-Year	5-Year	10-Year
Vaxart	-58.5%	-90.1%	-95.9%	-98.5%
S&P Biotechnology Select Industry Index	-11.3%	3.0%	-20.0%	25.8%
Vaxart Underperformance vs. S&P Biotechnology Select Industry Index	-47.2%	-93.1%	-75.9%	-124.3%
Russell 2000 Index	7.4%	21.2%	55.1%	122.1%
Vaxart Underperformance vs. Russell 2000 Index	-65.9%	-111.3%	-151.0%	-220.6%

Source: FactSet. Calculated as of market close on August 20, 2025.

•	Disregarding stockholder interests: The Board’s complete disregard for stockholder input was exemplified by its multiple attempts to force a reverse stock split upon stockholders. After originally proposing a reverse stock split at the 2025 Annual Meeting, and adjourning the 2025 Annual Meeting on several occasions in an attempt to overcome stockholder resistance, stockholders emphatically rejected the Initial Reverse Stock Split Proposal with a clear majority of 59.1% voting “AGAINST” such proposal. Further illustrating stockholder disapproval of the Board, stockholders also opposed the election of four of the six directors on the Board, including then-Chairman Michael Finney, with such directors failing to receive a majority of votes cast. Due to the fact that the voting standard applicable to the election of directors at the 2025 Annual Meeting was a plurality of the votes cast, the full Board remained in place despite the strong stockholder opposition to four members’ re-election. The Board also continued to attempt to force a reverse stock split upon stockholders by filing a proxy statement for the Special Meeting in support of the Additional Reverse Stock Split Proposal despite the fact that the Initial Reverse Stock Split Proposal was already defeated by stockholders at the 2025 Annual Meeting just over a month before. Once again, after encountering significant stockholder resistance, including several press releases issued by members of the Concerned Vaxart Stockholders, the Board adjourned the Special Meeting before finally withdrawing the Additional Reverse Stock Split Proposal. Most recently, despite our nomination of the Concerned Vaxart Stockholder Nominees, the Board unilaterally appointed a new director without stockholder input, or even taking the time to interview any of the Concerned Vaxart Stockholder Nominees. We believe that meaningful change to the composition of the Board is necessary to ensure that stockholders – the true owners of Vaxart – have a voice in the boardroom.

1 Source: FactSet. Calculated as of market close on May 20, 2026.

2 Source: Company Form 10-K filings.

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•	Representation for retail investors: Vaxart is predominantly owned by retail investors. The Concerned Vaxart Stockholder Nominees are just like most Vaxart stockholders – retail investors who believe in the promise of Vaxart. If elected, the Concerned Vaxart Stockholder Nominees will serve as a much-needed voice for retail investors who have been ignored by the Board for far too long. The Concerned Vaxart Stockholders, including the Concerned Vaxart Stockholder Nominees, have already proven their loyalty to the interests of retail investors through our successful efforts to prevent the Board from passing two reverse stock split proposals which we believe would have reduced liquidity, increased volatility and potentially masked deeper structural issues at the Company. We have committed significant time and invested our own resources to carry out this solicitation based upon our belief that the Concerned Vaxart Stockholder Nominees are the best candidates to ensure that stockholders’ interests are appropriately represented in the boardroom.

•	A better path forward: In light of the issues we have summarized herein and our unsuccessful attempts at engaging constructively with the Board, we have nominated the Concerned Vaxart Stockholder Nominees in an effort to elect directors who will prioritize the best interests of stockholders and work tirelessly to evaluate all opportunities to enhance stockholder value. The Concerned Vaxart Stockholder Nominees are retail investors who believe that under the right leadership, Vaxart can become one of the leading biotechnology companies in the marketplace. It is time for retail investors to unite, demand accountability and ensure that our voices are heard inside of the boardroom by electing the Concerned Vaxart Stockholder Nominees to the Board. The Concerned Vaxart Stockholder Nominees are:

o	Daniel P. Houle is a governance strategist and activist investor who founded and organized the Concerned Vaxart Stockholders coalition, leading efforts for transformation and reform at Vaxart.
▪	A Vaxart investor since 2020, Mr. Houle has positioned himself as a credible and committed voice for accountability at Vaxart.
▪	With experience related to scenario modeling, forensic documentation and regulatory matters, Mr. Houle has spearheaded a strategy to help build and retain stockholder value, including by creating and implementing a stockholder outreach plan that assisted in preventing Vaxart’s proposed reverse stock split and highlighting apparent governance failures of current Vaxart leadership.
▪	Currently serves as a Personal Injury Specialist at State Farm Mutual Automobile Insurance Company.
o	Mark Silverberg, DDS, MD, is an Anesthesiologist with significant medical and business expertise and possesses valuable perspective as a significant Vaxart stockholder.
▪	Currently serves as Executive Director at Private Label Surrogacy, LLC, a gestational surrogacy agency, and Managing Member of HEATJAC, LLC, a manufacturer of heated medical garments.
▪	Former Managing Member of National Surrogate Record Review, LLC, a firm providing expert medical records review for the surrogacy journey.
▪	Previously served as Staff Anesthesiologist at each of Mobile Anesthesiologists, LLC, a full-service anesthesia solution for office-based surgeons, and Triangle Implant Center, an oral surgery center.
▪	Former Medical Director and Staff Anesthesiologist at VISTA Surgery & Treatment Center, a surgical center, former President at Anesthesia To Go, P.C., an ambulatory anesthesia company providing office-based anesthesia for MRI, dentistry, oral surgery and podiatry, and former Staff Anesthesiologist at Swedish Covenant Hospital, a hospital center.
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o	Matthew M. Wallace, MD, FAAD, FACMS, is a physician leader, executive, and innovator with experience spanning clinical medicine, translational research, and governance. He currently serves as Managing Partner in a private practice dermatology clinic, where he leads a high-volume specialty practice focused on advanced dermatologic surgery and oncology. He is also the largest stockholder among the Concerned Vaxart Stockholders.
▪	Dr. Wallace is a double board-certified Dermatologist and fellowship-trained Mohs Micrographic Surgeon. He completed advanced training in Mohs Surgery and Dermatologic Oncology at the internationally recognized Zitelli & Brodland Skin Cancer Center. He served as Chief Resident and received the Lloyd E. King Resident Award during his dermatology residency at Vanderbilt University Medical Center. He received his Medical Degree from the Medical College of Virginia/Virginia Commonwealth University School of Medicine, where he was inducted into Alpha Omega Alpha and received the Dean’s Merit Scholarship and the Merck Manual Award. He graduated Phi Beta Kappa with honors with a Bachelor of Science degree in Biology from James Madison University.
▪	Dr. Wallace has authored numerous peer-reviewed publications in leading journals including JAMA Dermatology, Dermatologic Surgery, and Journal of the American Academy of Dermatology. His research areas span dermatologic oncology, biomaterials, wound healing technologies, teledermatology, and molecular oncology. His research portfolio received funding from private sources, as well as the U.S. Department of Defense and the National Institutes of Health. He has played a key role in the design, management, and execution of clinical trials, as well as obtaining FDA clearances for commercially available products. He continues to conduct translational research aimed at improving patient outcomes.
▪	Dr. Wallace brings meaningful governance and leadership experience through service on professional society boards and committees. He is currently Secretary of the Virginia Dermatology Society and previously served as a Board Member, as well as an American Academy of Dermatology resident delegate to the American Medical Association. He serves as Affiliate Clinical Faculty at two universities educating medical students, residents, and physician assistants. He also served on medical school admissions committees and academic advisory councils, reflecting a long-standing commitment to education and institutional stewardship.
▪	In addition to academic and clinical leadership, Dr. Wallace has ongoing direct industry engagement, including roles as a consultant and speaker for multiple private and publicly traded biotechnology companies where he provides expertise for clinical application, research trials, diagnostics, emerging technologies, and commercialization. Dr. Wallace brings a unique combination of frontline clinical expertise, rigorous scientific training, experience with regulated medical innovation, and a thoughtful approach to governance. His perspective bridges patient care, product development, and transparent ethical leadership - supporting companies at the intersection of science, strategy, and long-term value creation.

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PROPOSAL NO. 1

ELECTION OF DIRECTORS

The Board is currently composed of six (6) directors, each with a term expiring at the Annual Meeting. We are seeking your support at the Annual Meeting to elect our three (3) Concerned Vaxart Stockholder Nominees, Daniel P. Houle, Mark Silverberg, DDS, MD, and Matthew M. Wallace, MD, for terms ending at the 2027 Annual Meeting. Your vote to elect the Concerned Vaxart Stockholder Nominees will have the legal effect of replacing three (3) incumbent directors of the Company with the Concerned Vaxart Stockholder Nominees. If all three (3) of the Concerned Vaxart Stockholder Nominees are elected, they will constitute 50% of the members of the Board. If fewer than three (3) of the Concerned Vaxart Stockholder Nominees are elected, they will constitute a minority of the members of the Board and there can be no guarantee that the Concerned Vaxart Stockholder Nominees will be able to implement any actions that they may believe are necessary to enhance stockholder value. There is no assurance that any incumbent director will serve as a director if one or more of the Concerned Vaxart Stockholder Nominees are elected to the Board. You should refer to the Company’s proxy statement for the names, backgrounds, qualifications and other information concerning the Company’s nominees.

This Proxy Statement is soliciting proxies to elect not only our three (3) Concerned Vaxart Stockholder Nominees, but also the three (3) Unopposed Company Nominees. We have provided the required notice to the Company pursuant to Rule 14a-19(b) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and we intend to solicit the holders of Common Stock representing at least 67% of the voting power of Common Stock entitled to vote on the election of directors in support of director nominees other than the Company’s nominees.

THE CONCERNED VAXART STOCKHOLDER NOMINEES

The following information sets forth the name, age, business address, present principal occupation, and employment and material occupations, positions, offices, or employments for the past five (5) years of each of the Concerned Vaxart Stockholder Nominees. The nominations were made in a timely manner and in compliance with the applicable provisions of the Company’s governing instruments. The specific experience, qualifications, attributes and skills that led us to conclude that the Concerned Vaxart Stockholder Nominees should serve as directors of the Company are set forth above in the section entitled “Reasons for the Solicitation” and below. This information has been furnished to us by the Concerned Vaxart Stockholder Nominees. All of the Concerned Vaxart Stockholder Nominees are citizens of the United States of America.

Daniel P. Houle, age 46, has served as a Personal Injury Specialist at State Farm Mutual Automobile Insurance Company, a provider of insurance and financial services, since 2012. Mr. Houle is also a governance strategist and activist investor who founded and organized the Concerned Vaxart Stockholders coalition, leading its transformation into a force for biotech transparency and reform. A Vaxart investor since 2020, he has consistently documented governance failures, regulatory pressure points and procedural gaps, positioning himself as a credible and committed voice for stockholder accountability. With expertise in scenario modeling, forensic documentation and regulatory triangulation, Mr. Houle has spearheaded a strategy to help build and retain stockholder value, including by creating and implementing a stockholder outreach plan that assisted in preventing Vaxart’s proposed reverse split and highlighting apparent governance failures of current Vaxart leadership. His protocol-driven mindset and coalition-building acumen make him a high-impact candidate for board and committee roles focused on governance and investor empowerment. Mr. Houle earned his B.S. in Business Administration from Skidmore College.

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The Concerned Vaxart Stockholders believe that Mr. Houle’s credibility with Vaxart’s stockholders as the organizer of the Concerned Vaxart Stockholders coalition would make Mr. Houle a valuable member of the Board.

Mark Silverberg, DDS, MD, age 70, has served as Executive Director at Private Label Surrogacy, LLC, a gestational surrogacy agency, since October 2021, and Managing Member of HEATJAC, LLC, a manufacturer of heated medical garments, since 2019. Dr. Silverberg previously served as Managing Member of National Surrogate Record Review, LLC, a firm providing expert medical records review for the surrogacy journey, from January 2022 to December 2025, and Staff Anesthesiologist at Mobile Anesthesiologists, LLC, a full-service anesthesia solution for office-based surgeons, from 2014 until December 2024 (and also from 2005 until 2012). Dr. Silverberg also previously served as Staff Anesthesiologist at Triangle Implant Center, an oral surgery center, from 2013 to 2014, Medical Director and Staff Anesthesiologist at VISTA Surgery & Treatment Center, a surgical center, from 2002 to 2005, President at Anesthesia To Go, P.C., an ambulatory anesthesia company providing office-based anesthesia for MRI, dentistry, oral surgery and podiatry, from 2000 to 2002, and Staff Anesthesiologist at Swedish Covenant Hospital, a hospital center, from 1993 to 2000. Dr. Silverberg earned his B.S. in Biology from the State University of New York at Stony Brook, D.D.S. from the State University of New York at Stony Brook School of Dental Medicine and M.D. from Washington University School of Medicine.

The Concerned Vaxart Stockholders believe that Dr. Silverberg’s medical background and perspective as a significant stockholder of the Company would make him a valuable addition to the Board.

Matthew M. Wallace, MD, FAAD, FACMS, age 35, has served as Managing Partner, Dermatologist and Mohs Micrographic Surgeon at Richmond Dermatology, a dermatology and surgery center, since July 2022. Dr. Wallace has served as an Affiliate Clinical Faculty at the Medical University of South Carolina, Division of Physician Assistant Studies, since August 2023, and Virginia Commonwealth University, Department of Dermatology, since August 2023. Dr. Wallace has served as Secretary of the Virginia Dermatology Society, since January 2026, and previously served as a board member, from January 2024 until December 2025. Dr. Wallace served as a board member of the James Madison University Honors College Advisory Council, from 2013 to 2020. Dr. Wallace earned his B.S. in Biology from James Madison University and his M.D. from Virginia Commonwealth University School of Medicine. Dr. Wallace served as chief resident at Vanderbilt University Medical Center Department of Dermatology and completed his fellowship at Zitelli and Brodland Cancer Center in Pittsburgh, PA.

The Concerned Vaxart Stockholders believe that Dr. Wallace’s medical background and perspective as a significant stockholder of the Company would make him a valuable addition to the Board.

The principal business address of Mr. Houle is 2872 Diana Dr SW, Atlanta, Georgia 30315. The principal business address of Dr. Silverberg is 1026 Forest Ave., Deerfield, Illinois 60015. The principal business address of Dr. Wallace is 9816 Mayland Dr., Richmond, Virginia 23233.

As of the date hereof, Mr. Houle directly beneficially owns 15,622 shares of Common Stock. As of the date hereof, Dr. Silverberg directly beneficially owns 236,000 shares of Common Stock. As of the date hereof, Dr. Wallace directly beneficially owns 840,021 shares of Common Stock.

Each Concerned Vaxart Stockholder Nominee may be deemed to be a member of a “group” with the other Participants (as defined below) for the purposes of Section 13(d)(3) of the Exchange Act, and such group may be deemed to beneficially own the 1,515,343 shares of Common Stock beneficially owned in the aggregate by all of the Participants. For information regarding transactions in securities of the Company during the past two years by the Concerned Vaxart Stockholder Nominees, please see Schedule I. Each Concerned Vaxart Stockholder Nominee disclaims beneficial ownership of the shares of Common Stock that he does not directly own.

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On February 18, 2026, the Participants, The Richard J Burgess Trust (“Burgess Trust”) and Richard John Burgess (together with Burgess Trust, “Burgess”) entered into a Group Agreement (the “Group Agreement”) in connection with the Annual Meeting, pursuant to which, among other things, (i) the parties agreed to solicit proxies for the election of certain persons nominated for election to the Board at the Annual Meeting (including those nominated by or on behalf of the Participants), (ii) each of the parties agreed not to enter into any transactions in the securities of the Company without providing prior written notice to the other parties and (iii) each party agreed to jointly pay all expenses and costs incurred in connection with the group’s activities. Effective on March 19, 2026, the parties agreed that Burgess was no longer a party to the Group Agreement and not a member of any “group” with the other Participants.

While acknowledging that the Company does not currently trade on NASDAQ, the Concerned Vaxart Stockholders believe that each Concerned Vaxart Stockholder Nominee presently is, and if elected as a director of the Company, each of the Concerned Vaxart Stockholder Nominees would qualify as, an “independent director” within the meaning of (i) applicable NASDAQ listing standards applicable to board composition, including NASDAQ Listing Rule 5605(a)(2), and (ii) Section 301 of the Sarbanes-Oxley Act of 2002. Notwithstanding the foregoing, the Concerned Vaxart Stockholders acknowledge that no director of a NASDAQ listed company qualifies as “independent” under the NASDAQ listing standards unless the board of directors affirmatively determines that such director is independent under such standards. Accordingly, the Concerned Vaxart Stockholders acknowledge that if any Concerned Vaxart Stockholder Nominee is elected, the determination of such Concerned Vaxart Stockholder Nominee’s independence ultimately rests with the judgment and discretion of the Board. No Concerned Vaxart Stockholder Nominee is a member of the Company’s compensation, nominating or audit committee that is not independent under any such committee’s applicable independence standards.

Except as otherwise set forth in this Proxy Statement (including the Schedules hereto), (i) during the past 10 years, no Concerned Vaxart Stockholder Nominee has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); (ii) no Concerned Vaxart Stockholder Nominee directly or indirectly beneficially owns any securities of the Company; (iii) no Concerned Vaxart Stockholder Nominee owns any securities of the Company which are owned of record but not beneficially; (iv) no Concerned Vaxart Stockholder Nominee has purchased or sold any securities of the Company during the past two years; (v) no part of the purchase price or market value of the securities of the Company owned by any Concerned Vaxart Stockholder Nominee is represented by funds borrowed or otherwise obtained for the purpose of acquiring or holding such securities; (vi) no Concerned Vaxart Stockholder Nominee is, or within the past year was, a party to any contract, arrangements or understandings with any person with respect to any securities of the Company, including, but not limited to, joint ventures, loan or option arrangements, puts or calls, guarantees against loss or guarantees of profit, division of losses or profits, or the giving or withholding of proxies; (vii) no associate of any Concerned Vaxart Stockholder Nominee owns beneficially, directly or indirectly, any securities of the Company; (viii) no Concerned Vaxart Stockholder Nominee owns beneficially, directly or indirectly, any securities of any parent or subsidiary of the Company; (ix) no Concerned Vaxart Stockholder Nominee or any of his associates or immediate family members was a party to any transaction, or series of similar transactions, since the beginning of the Company’s last fiscal year, or is a party to any currently proposed transaction, or series of similar transactions, to which the Company or any of its subsidiaries was or is to be a party, in which the amount involved exceeds $120,000; (x) no Concerned Vaxart Stockholder Nominee or any of his associates has any arrangement or understanding with any person with respect to any future employment by the Company or its affiliates, or with respect to any future transactions to which the Company or any of its affiliates will or may be a party; (xi) no Concerned Vaxart Stockholder Nominee has a substantial interest, direct or indirect, by securities holdings or otherwise in any matter to be acted on at the Annual Meeting; (xii) no Concerned Vaxart Stockholder Nominee holds any positions or offices with the Company; (xiii) no Concerned Vaxart Stockholder Nominee has a family relationship with any director, executive officer, or person nominated or chosen by the Company to become a director or executive officer, (xiv) no companies or organizations, with which any of the Concerned Vaxart Stockholder Nominees has been employed in the past five years, is a parent, subsidiary or other affiliate of the Company and (xv) there are no material proceedings to which any Concerned Vaxart Stockholder Nominee or any of his associates is a party adverse to the Company or any of its subsidiaries or has a material interest adverse to the Company or any of its subsidiaries. Except as disclosed herein, with respect to each of the Concerned Vaxart Stockholder Nominees, (a) none of the events enumerated in Item 401(f)(1)-(8) of Regulation S-K of the Exchange Act (“Regulation S-K”) occurred during the past 10 years, (b) there are no relationships involving any Concerned Vaxart Stockholder Nominee or any of such Concerned Vaxart Stockholder Nominee’s associates that would have required disclosure under Item 407(e)(4) of Regulation S-K had such Concerned Vaxart Stockholder Nominee been a director of the Company, and (c) none of the Concerned Vaxart Stockholder Nominees nor any of their associates has received any fees earned or paid in cash, stock awards, option awards, non-equity incentive plan compensation, changes in pension value or nonqualified deferred compensation earnings or any other compensation from the Company during the Company’s last completed fiscal year, or was subject to any other compensation arrangement described in Item 402 of Regulation S-K.

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Other than as set forth herein, there are no agreements, arrangements or understandings between the Concerned Vaxart Stockholders and the Concerned Vaxart Stockholder Nominees or any other person or persons pursuant to which the nominations described herein are to be made, other than the consent by each of the Concerned Vaxart Stockholder Nominees to be named in any proxy statement and accompanying proxy card relating to the Annual Meeting and serving as a director of the Company if elected. None of the Concerned Vaxart Stockholder Nominees is a party adverse to the Company or any of its subsidiaries or has a material interest adverse to the Company or any of its subsidiaries in any material pending legal proceeding.

If the Concerned Vaxart Stockholders are successful in obtaining stockholder approval for the election of all three (3) Concerned Vaxart Stockholder Nominees at the Annual Meeting, then a change of control of the Board may be deemed to have occurred under certain of the Company’s material contracts. Based on a review of the Company’s material contracts and agreements, as publicly filed, such a change of control may trigger certain change of control provisions or payments contained therein as further described below.

Pursuant to the Company’s 2016 Equity Incentive Plan (the “2016 Equity Incentive Plan”), a “change of control” may be deemed to have occurred if, among other things, during any 24-month period, a change in the composition of the Board occurs such that the individuals who constitute the Board cease to constitute a majority of the Board; provided, however, that if the election, or nomination for election by the Company’s stockholders, of any new director was approved by a vote of at least a majority of the incumbent Board, such new director shall be considered as a member of the incumbent Board, and provided further that any reductions in the size of the Board that are instituted voluntarily by the incumbent Board shall not constitute a change of control. The 2016 Equity Incentive Plan contains a “double-trigger” accelerated vesting provision for unvested Awards (as defined in the 2016 Equity Incentive Plan) granted thereunder. Pursuant to the 2016 Equity Incentive Plan, unless provided otherwise in an Award agreement, or an effective employment, consulting, severance or similar agreement with the Company or a subsidiary, or as otherwise may be determined by the Compensation Committee prior to a change of control, in the event that Awards under the 2016 Equity Incentive Plan are assumed in connection with a change of control or substituted with new awards, and a participant’s employment or other service with the Company and its subsidiaries is terminated by the Company without cause or due to disability, as the result of the participant’s death or by the participant for good reason, in any case, within 24 months following a change of control, (i) the unvested portion of such participant’s Awards (including without limitation any awards received in substitution of an Award) will vest in full (with any applicable performance goals being deemed to have been achieved at target or, if greater, actual levels of performance), (ii) Awards of options and SARs (including without limitation options and stock or share appreciation rights received in substitution of an Award) will remain exercisable by the participant or the participant’s beneficiary or legal representative, as the case may be, for a period of one-year thereafter (but not beyond the stated term of the option or SAR), (iii) all RSUs and PSUs (including without limitation RSUs and PSUs received in substitution of an Award) shall be settled within 30 days after such termination and (iv) all Other Stock-Based Awards (as defined in the 2016 Equity Incentive Plan) (including without limitation any received in substitution of an Award) shall be settled within 30 days after such termination, subject to certain exceptions.

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Pursuant to the Company’s Director Stock Option Agreement (the “Stock Option Agreement”), a change of control may be deemed to have occurred under the same terms set forth in the 2016 Equity Incentive Plan.

Pursuant to the Company’s Form of Indemnification Agreement (the “Indemnification Agreement”) by and between the Company and its directors and executive officers, a “change in control” may be deemed to have occurred if, among other things, during any period of 2 consecutive years, individuals who at the beginning of such period constitute the Board, and any new director (other than a director designated by a person who has entered into an agreement with the Company to effect a transaction described in the Indemnification Agreement) whose election by the Board or nomination for election by the Company’s stockholders was approved by a vote of at least two-thirds of the directors then still in office who either were directors at the beginning of the period or whose election or nomination for election was previously so approved, cease for any reason to constitute at least a majority of the members of the Board.

Pursuant to the Company’s Severance Benefit Plan (the “Severance Plan”), a “change in control” may be deemed to have occurred under the same terms set forth in the 2016 Equity Incentive Plan. Subject to the execution (and non-revocation) of a Release (as defined in the Severance Plan), upon a Change in Control Termination (as defined in the Severance Plan), a participant will receive as severance an amount equal to the participant’s Severance Base Pay (as defined in the Severance Plan).

Pursuant to the Company’s 2019 Equity Incentive Plan (the “2019 Equity Incentive Plan”), a “change of control” may be deemed to have occurred if, among other things, individuals who, on the date the 2019 Equity Incentive Plan is adopted by the Board, are members of the Board cease for any reason to constitute at least a majority of the members of the Board; provided, however, that if the appointment or election (or nomination for election) of any new Board member was approved or recommended by a majority vote of the members of the incumbent Board then still in office, such new member will, for purposes of the 2019 Equity Incentive Plan, be considered as a member of the incumbent Board.

Pursuant to the Company’s 2024 Inducement Award Plan (the “Inducement Award Plan”), a “change of control” may be deemed to have occurred if, among other things,  individuals who, on the date the Inducement Award Plan was adopted by the Board, are members of the Board cease for any reason to constitute at least a majority of the members of the Board; provided, however, that if the appointment or election (or nomination for election) of any new Board member was approved or recommended by a majority vote of the members of the incumbent Board then still in office, such new member will, for purposes of the Inducement Award Plan, be considered as a member of the incumbent Board.

We do not expect that the Concerned Vaxart Stockholder Nominees will be unable to stand for election, but, in the event any Concerned Vaxart Stockholder Nominee is unable to serve or for good cause will not serve, the shares of Common Stock represented by the enclosed GOLD universal proxy card will be voted for substitute nominee(s), to the extent this is not prohibited under the Bylaws and applicable law. In addition, we reserve the right to nominate substitute person(s) if the Company makes or announces any changes to the Bylaws or takes or announces any other action that has, or if consummated would have, the effect of disqualifying any Concerned Vaxart Stockholder Nominee, to the extent this is not prohibited under the Bylaws and applicable law. In any such case, we would identify and properly nominate such substitute nominee(s) in accordance with the Bylaws and the shares of Common Stock represented by the enclosed GOLD universal proxy card will be voted for such substitute nominee(s). We reserve the right to nominate additional person(s), to the extent this is not prohibited under the Bylaws and applicable law, if the Company increases the size of the Board above its existing size.

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The Concerned Vaxart Stockholders and Vaxart will each be using a universal proxy card for voting on the election of directors at the Annual Meeting, which will include the names of all nominees for election to the Board. Stockholders are permitted to vote for less than six (6) nominees or for any combination (up to six (6) total) of the Concerned Vaxart Stockholder Nominees and the Company’s nominees on the GOLD universal proxy card. If stockholders choose to vote for any of the Company’s nominees, we recommend that stockholders vote in favor of the Unopposed Company Nominees, who we believe are sufficiently qualified to serve as directors, to help achieve a Board composition that we believe is in the best interest of all stockholders. There is no need to use the Company’s white proxy card or voting instruction form, regardless of how you wish to vote. The Concerned Vaxart Stockholders urge stockholders to vote using our GOLD universal proxy card “FOR” all of the Concerned Vaxart Stockholder Nominees and “FOR” the Unopposed Company Nominees.

The Company nominees that the Concerned Vaxart Stockholders do not oppose and believe are sufficiently qualified to serve as directors with the Concerned Vaxart Stockholder Nominees are the Unopposed Company Nominees. Certain information about the Unopposed Company Nominees is set forth in the Company’s proxy statement. The Concerned Vaxart Stockholders are not responsible for the accuracy of any information provided by or relating to Vaxart or its nominees contained in any proxy solicitation materials filed or disseminated by, or on behalf of, Vaxart or any other statements that Vaxart or its representatives have made or may otherwise make.

IF YOU MARK FEWER THAN SIX (6) “FOR” BOXES WITH RESPECT TO THE ELECTION OF DIRECTORS, OUR GOLD UNIVERSAL PROXY CARD, WHEN DULY EXECUTED, WILL BE VOTED ONLY AS DIRECTED. IF NO DIRECTION IS INDICATED WITH RESPECT TO HOW YOU WISH TO VOTE YOUR SHARES, THE PROXIES NAMED THEREIN WILL VOTE SUCH SHARES “FOR” THE THREE (3) CONCERNED VAXART STOCKHOLDER NOMINEES AND THE THREE (3) UNOPPOSED COMPANY NOMINEES. IMPORTANTLY, IF YOU MARK MORE THAN SIX (6) “FOR” BOXES WITH RESPECT TO THE ELECTION OF DIRECTORS, ALL OF YOUR VOTES FOR THE ELECTION OF DIRECTORS WILL BE DEEMED INVALID.

WE STRONGLY URGE YOU TO VOTE “FOR” THE ELECTION OF THE CONCERNED VAXART STOCKHOLDER NOMINEES ON THE ENCLOSED GOLD UNIVERSAL PROXY CARD.

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PROPOSAL NO. 2

RATIFICATION OF SELECTION OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

As discussed in further detail in the Company’s proxy statement, the Audit Committee of the Board has selected WithumSmith+Brown, PC as the Company’s independent registered public accounting firm for the year ending December 31, 2026 and has further directed that management submit the selection of its independent registered public accounting firm for ratification by the stockholders at the Annual Meeting.

According to the Company’s proxy statement, neither the Bylaws nor other governing documents or law require stockholder ratification of the selection of WithumSmith+Brown, PC as the Company’s independent registered public accounting firm. However, the Audit Committee is submitting the selection of WithumSmith+Brown, PC to the stockholders for ratification as a matter of good corporate practice. If the stockholders fail to ratify the selection, the Audit Committee of the Board will reconsider whether or not to retain that firm. As disclosed in the Company’s proxy statement, even if the selection is ratified, the Audit Committee in its discretion may direct the appointment of different independent auditors at any time during the year if they determine that such a change would be in the best interests of the Company and its stockholders.

The Company has disclosed that to ratify the selection of WithumSmith+Brown, PC as the Company’s independent registered public accounting firm for the year ending December 31, 2026, the proposal must be approved by a majority of the votes properly cast for or against such proposal. Abstentions and broker non-votes, if any, will have no effect on the outcome of this proposal.

WE MAKE NO RECOMMENDATION WITH RESPECT TO THE RATIFICATION OF THE SELECTION OF WITHUMSMITH+BROWN, PC AS THE COMPANY’S INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM, AND INTEND TO VOTE OUR SHARES “FOR” THIS PROPOSAL.

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PROPOSAL NO. 3

TO APPROVE, ON A NON-BINDING, ADVISORY BASIS, THE COMPENSATION
OF THE COMPANY’S NAMED EXECUTIVE OFFICERS

As discussed in further detail in the Company’s proxy statement, in accordance with Section 14A under the Exchange Act, the Board is asking stockholders to vote on a non-binding advisory basis, commonly referred to as “say-on-pay,” to approve the compensation paid to the Company’s named executive officers as disclosed in the compensation tables and the related narrative disclosure contained in the Company’s proxy statement. The Company’s proxy statement provides that the Board has adopted, consistent with the stockholders’ vote on the matter in 2023, a policy of providing for annual “say-on-pay” votes until the next vote on the frequency of such advisory votes, which is currently expected to occur at the 2029 annual meeting of stockholders. According to the Company’s proxy statement, this “say-on-pay” vote is not intended to address any specific item of compensation, but rather the overall compensation of the Company’s named executive officers and the philosophy, policies, and practices described in the Company’s proxy statement.

According to the Company’s proxy statement, this non-binding, advisory proposal is not binding on the Board or the Company. The Company’s proxy statement provides that the views expressed by the stockholders, whether through this vote or otherwise, are important to management and the Board and, accordingly, the Board and the Compensation Committee intend to consider the results of this vote in making determinations in the future regarding named executive officer compensation arrangements.

Accordingly, the Board recommends that stockholders adopt the following resolution:

“RESOLVED, that the compensation paid to the Company’s named executive officers, as disclosed pursuant to the Executive Compensation section, the tabular disclosure regarding such compensation, and the accompanying narrative disclosure and related material, set forth in the Company’s definitive proxy statement for the Annual Meeting, is hereby APPROVED.”

According to the Company’s proxy statement, to approve, on a non-binding, advisory basis, the compensation of the Company’s named executive officers, as disclosed in the Company’s proxy statement, the proposal must be approved by a majority of the votes properly cast for or against such proposal. Abstentions and broker non-votes, if any, will have no effect on the outcome of this proposal.

WE MAKE [NO RECOMMENDATION] WITH RESPECT TO THE ADVISORY NON-BINDING VOTE TO APPROVE THE COMPENSATION OF THE COMPANY’S NAMED EXECUTIVE OFFICERS AND INTEND TO VOTE OUR SHARES [“FOR” / “AGAINST”] THIS PROPOSAL.

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VOTING AND PROXY PROCEDURES

Only stockholders of record on the Record Date will be entitled to notice of and to vote at the Annual Meeting. Stockholders who sell their shares of Common Stock before the Record Date (or acquire them without voting rights after the Record Date) may not vote such shares. Stockholders of record on the Record Date will retain their voting rights in connection with the Annual Meeting even if they sell such shares after the Record Date. Based on publicly available information, the Concerned Vaxart Stockholders believe that the only outstanding class of securities of the Company entitled to vote at the Annual Meeting is the Common Stock.

Shares of Common Stock represented by properly executed GOLD universal proxy cards will be voted at the Annual Meeting as marked and, in the absence of specific instructions, will be voted “FOR” the election of the Concerned Vaxart Stockholder Nominees and the Unopposed Company Nominees, “FOR” the ratification of the selection of WithumSmith+Brown, PC as the Company’s independent registered public accounting firm, and [“FOR” / “AGAINST”] the advisory non-binding vote to approve the compensation of the Company’s named executive officers.

The Concerned Vaxart Stockholders and Vaxart will each be using a universal proxy card for voting on the election of directors at the Annual Meeting, which will include the names of all nominees for election to the Board. Stockholders will have the ability to vote for up to six (6) nominees on the Concerned Vaxart Stockholders’ enclosed GOLD universal proxy card. Any stockholder who wishes to vote for any combination of the Company’s nominees and the Concerned Vaxart Stockholder Nominees may do so on the Concerned Vaxart Stockholders’ GOLD universal proxy card. There is no need to use the Company’s white proxy card or voting instruction form, regardless of how you wish to vote.

Stockholders are permitted to vote for fewer than six (6) nominees or for any combination (up to six (6) total) of the Concerned Vaxart Stockholder Nominees and the Company’s nominees on the GOLD universal proxy card. However, if stockholders choose to vote for any of the Company’s nominees, we recommend that stockholders vote in favor of only the Company’s nominees who we believe are most qualified to serve as directors – the Unopposed Company Nominees – to help achieve a Board composition that we believe is in the best interest of all stockholders. We recommend that stockholders do not vote for any of the Company’s nominees other than the Unopposed Company Nominees. Among other potential consequences, voting for Company nominees other than the Unopposed Company Nominees may result in the failure of one or more of the Concerned Vaxart Stockholder Nominees to be elected to the Board.

We believe that voting on the GOLD universal proxy card provides the best opportunity for stockholders to elect all of the Concerned Vaxart Stockholder Nominees and achieve the best Board composition overall. The Concerned Vaxart Stockholders therefore urge stockholders to use our GOLD universal proxy card to vote “FOR” the three (3) Concerned Vaxart Stockholder Nominees and “FOR” the three (3) Unopposed Company Nominees.

While we currently intend to vote all of the Concerned Vaxart Stockholder Group Shares in favor of the election of each of the Concerned Vaxart Stockholder Nominees and the Unopposed Company Nominees, we reserve the right to vote some or all of the Concerned Vaxart Stockholder Group Shares as we see fit, in order to achieve a Board composition that we believe is in the best interest of all stockholders. We would only intend to vote some or all of the Concerned Vaxart Stockholder Group Shares in a different manner than what we are otherwise recommending in the event it were to become apparent to us, based on the projected voting results at such time, that less than all of the Concerned Vaxart Stockholder Nominees would be elected at the Annual Meeting and that by voting the Concerned Vaxart Stockholder Group Shares in a different manner we could help achieve a Board composition that we believe is in the best interest of all stockholders. Stockholders should understand that all shares of Common Stock represented by the enclosed GOLD universal proxy card will be voted at the Annual Meeting as marked.

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IF YOU MARK FEWER THAN SIX (6) “FOR” BOXES WITH RESPECT TO THE ELECTION OF DIRECTORS, OUR GOLD UNIVERSAL PROXY CARD, WHEN DULY EXECUTED, WILL BE VOTED ONLY AS DIRECTED. IF NO DIRECTION IS INDICATED WITH RESPECT TO HOW YOU WISH TO VOTE YOUR SHARES, THE PROXIES NAMED THEREIN WILL VOTE SUCH SHARES “FOR” THE THREE (3) CONCERNED VAXART STOCKHOLDER NOMINEES AND THE THREE (3) UNOPPOSED COMPANY NOMINEES. IMPORTANTLY, IF YOU MARK MORE THAN SIX (6) “FOR” BOXES WITH RESPECT TO THE ELECTION OF DIRECTORS, ALL OF YOUR VOTES FOR THE ELECTION OF DIRECTORS WILL BE DEEMED INVALID.

VIRTUAL MEETING

According to the Company’s proxy statement, you can attend the Annual Meeting online, vote your shares electronically and submit your questions during the Annual Meeting by visiting http://www.virtualshareholdermeeting.com/VXRT2026. To participate in the Annual Meeting, you must pre-register at http://www.proxyvote.com by [•] [a.m.] Eastern Time on [•], 2026 using the 16-digit control number included on your proxy card or in the instructions that accompanied your proxy materials.

There is no physical location for the Annual Meeting. All stockholders as of the record date are cordially invited to virtually attend the Annual Meeting. We encourage you to vote your shares prior to the Annual Meeting by following the instructions on your proxy card or in the instructions that accompanied your proxy materials.

According to the Company’s proxy statement, to vote electronically at the Annual Meeting, in addition to pre-registering to attend the meeting, you will need to provide a legal proxy from your bank, broker or other nominee. Beneficial owners are strongly encouraged to obtain the legal proxy at least 5 days prior to the meeting. Beneficial owners will need to have an electronic image (such as a pdf file or scan) of the legal proxy ready to include when voting. You should refer to the voting instructions provided by your brokerage firm, bank, or other holder of record for information about how to obtain a legal proxy. You may then vote during the meeting by visiting http://www.virtualshareholdermeeting.com/VXRT2026 and entering the 16-digit control number included in your notice.

According to the Company’s proxy statement, if you are a stockholder of record, you may vote your shares electronically at the Annual Meeting, vote your shares by proxy at the meeting, vote your shares by proxy in advance of the meeting through the Internet by visiting http://www.proxyvote.com and entering the 16-digit control number included in your proxy card, or submit a proxy to vote your shares in advance of the meeting by using a proxy card that you may request or that we may elect to deliver at a later time. Whether or not you plan to attend the meeting electronically, we urge you to vote your shares by proxy to ensure your vote is counted. You may still attend the meeting virtually and vote your shares electronically even if you have already voted by proxy.

According to the Company’s proxy statement, if you encounter any technical difficulties accessing the Annual Meeting during the check-in or meeting time, please call the technical support number that will be posted on the live webcast log-in page. We encourage you to access the virtual Annual Meeting prior to the start time to allow ample time to log into the meeting webcast and test your computer system.

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Whether or not you plan to attend the Annual Meeting, we urge you to sign, date and return the enclosed GOLD universal proxy card in the postage-paid envelope provided, or vote via the Internet or by telephone, as instructed on the GOLD universal proxy card.

QUORUM; BROKER NON-VOTES; DISCRETIONARY VOTING

A quorum is the minimum number of shares that must be represented at a duly called meeting in person or by proxy in order to legally conduct business at the meeting. According to the Company’s proxy statement, a quorum is present if stockholders holding at least one-third in voting power of the outstanding shares entitled to vote at a meeting are present at the meeting in person or represented by proxy.

If there are not sufficient shares present or represented by proxy at the Annual Meeting to constitute a quorum, then either the person presiding over the meeting or the holders of a majority in voting power of the shares of Common Stock entitled to vote at the meeting, present in person or represented by proxy, shall have the power to adjourn the meeting from time to time until a quorum is present or represented. Based on the number of shares of Common Stock outstanding on [•], 2026, the Record Date, shares of Common Stock representing [•] votes must be present at the Annual Meeting, virtually or by proxy, to constitute a quorum. If you vote, including by Internet or proxy card, your shares voted will be counted towards the quorum for the Annual Meeting. Abstentions, withhold votes, and broker non-votes, if any, are counted as present for the purpose of determining a quorum.

If you are a beneficial owner, your broker will vote your shares pursuant to your instructions, and those shares will count in the determination of a quorum. A broker non-vote occurs when a broker holding shares for a beneficial owner has discretionary authority to vote on “routine” matters brought before a stockholder meeting, but the beneficial owner of the shares fails to provide the broker with specific instructions on how to vote on any “non-routine” matters brought to a vote at the stockholder meeting. Under the rules governing brokers’ discretionary authority, if a stockholder receives proxy materials from or on behalf of both us and the Company, then brokers holding shares in such stockholder’s account will not be permitted to exercise discretionary authority regarding any of the proposals to be voted on at the Annual Meeting, whether “routine” or not. As a result, there would be no broker non-votes by such brokers. In such case, if you do not submit any voting instructions to your broker, then your shares will not be counted in determining the outcome of any of the proposals at the Annual Meeting, nor will your shares be counted for purposes of determining whether a quorum exists. However, if you receive proxy materials only from the Company, then brokers will be entitled to vote your shares on “routine” matters without instructions from you. The only proposal that would be considered “routine” in such event is Proposal 2 (ratification of the selection of the Company’s independent registered public accounting firm). A broker will not be entitled to vote your shares on any “non-routine” matters, absent instructions from you. We urge you to instruct your broker about how you wish your shares to be voted.

VOTES REQUIRED FOR APPROVAL

Election of Directors ─ According to the Company’s proxy statement, for the election of directors, a plurality of the votes of the shares present in person or represented by proxy at the meeting and entitled to vote on the election of directors is required to elect a director. This means that the six (6) nominees receiving the highest number of “For” votes from the holders of shares present in person or represented by proxy at the meeting and entitled to vote on the election of directors will be elected. The Company has disclosed that withhold votes and broker non-votes, if any, will not affect the outcome of the vote on the election of a director.

Ratification of Appointment of Accounting Firm ─ According to the Company’s proxy statement, to ratify the selection of WithumSmith+Brown, PC as the Company’s independent registered public accounting firm for the year ending December 31, 2026, the proposal must be approved by a majority of the votes properly cast for or against such proposal. The Company has disclosed that abstentions and broker non-votes, if any, will have no effect on the outcome of this proposal.

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Advisory Vote on Executive Compensation ─ According to the Company’s proxy statement, to approve, on a non-binding, advisory basis, the compensation of the Company’s named executive officers, as disclosed in the Company’s proxy statement, the proposal must be approved by a majority of the votes properly cast for or against such proposal. The Company has disclosed that abstentions and broker non-votes, if any, will have no effect on the outcome of this proposal.

Under applicable Delaware law, none of the holders of Common Stock is entitled to appraisal rights in connection with any matter to be acted on at the Annual Meeting. If you sign and submit your GOLD universal proxy card without specifying how you would like your shares voted, your shares will be voted in accordance with the Concerned Vaxart Stockholders’ recommendations specified herein and in accordance with the discretion of the persons named on the GOLD universal proxy card with respect to any other matters that may be voted upon at the Annual Meeting.

REVOCATION OF PROXIES

Stockholders of the Company may revoke their proxies at any time prior to exercise by attending the Annual Meeting and voting virtually (although, attendance at the Annual Meeting will not in and of itself constitute revocation of a proxy) or by delivering a written notice of revocation. The delivery of a subsequently dated proxy which is properly completed will constitute a revocation of any earlier proxy. The revocation may be delivered either to the Concerned Vaxart Stockholders in care of Saratoga at the address set forth on the back cover of this Proxy Statement or to the Company at 170 Harbor Way, Suite 300, South San Francisco, California 94080 or any other address provided by the Company. Although a revocation is effective if delivered to the Company, we request that either the original or photostatic copies of all revocations be mailed to the Concerned Vaxart Stockholders in care of Saratoga at the address set forth on the back cover of this Proxy Statement so that we will be aware of all revocations and can more accurately determine if and when proxies have been received from the holders of record on the Record Date of a majority of the shares entitled to be voted at the Annual Meeting. Additionally, Saratoga may use this information to contact stockholders who have revoked their proxies in order to solicit later dated proxies for the election of the Concerned Vaxart Stockholder Nominees.

IF YOU WISH TO VOTE FOR THE ELECTION OF THE CONCERNED VAXART STOCKHOLDER NOMINEES TO THE BOARD, PLEASE SIGN, DATE AND RETURN PROMPTLY THE ENCLOSED GOLD UNIVERSAL PROXY CARD IN THE POSTAGE-PAID ENVELOPE PROVIDED.

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SOLICITATION OF PROXIES

The solicitation of proxies pursuant to this Proxy Statement is being made by the Concerned Vaxart Stockholders. Proxies may be solicited by mail, facsimile, telephone, Internet, in person and by advertisements.

The Concerned Vaxart Stockholders have entered into an agreement with Saratoga for solicitation and advisory services in connection with this solicitation, for which Saratoga will receive a fee not to exceed $[●], together with reimbursement for its reasonable out-of-pocket expenses, and will be indemnified against certain liabilities and expenses, including certain liabilities under the federal securities laws. Saratoga will solicit proxies from individuals, brokers, banks, bank nominees and other institutional holders. The Concerned Vaxart Stockholders have requested banks, brokerage houses and other custodians, nominees and fiduciaries to forward all solicitation materials to the beneficial owners of the shares of Common Stock they hold of record. The Concerned Vaxart Stockholders will reimburse these record holders for their reasonable out-of-pocket expenses in so doing. In addition, members of the Concerned Vaxart Stockholders may solicit proxies without any additional compensation. The Concerned Vaxart Stockholder Nominees may make solicitations of proxies but, except as described herein, will not receive compensation for acting as director nominees. It is anticipated that Saratoga will employ approximately [●] persons to solicit stockholders for the Annual Meeting.

The entire expense of soliciting proxies is being borne by the Concerned Vaxart Stockholders. Costs of this solicitation of proxies are currently estimated to be approximately $[●] (including, but not limited to, fees for attorneys, solicitors and other advisors, and other costs incidental to the solicitation). The Concerned Vaxart Stockholders estimate that through the date hereof their expenses in connection with this solicitation are approximately $[●]. To the extent legally permissible, if the Concerned Vaxart Stockholders are successful in their proxy solicitation, the Concerned Vaxart Stockholders intend to seek reimbursement from the Company for the expenses they incur in connection with this solicitation. The Concerned Vaxart Stockholders do not intend to submit the question of such reimbursement to a vote of security holders of the Company.

ADDITIONAL PARTICIPANT INFORMATION

The participants in the solicitation are anticipated to be Mr. Houle, Dr. Silverberg, Dr. Wallace, Mr. Raffy, Q3 Nominees and Mr. Pereira (each a “Participant” and collectively, the “Participants”).

The principal business address of Mr. Houle is 2872 Diana Dr SW, Atlanta, Georgia 30315. The principal business address of Dr. Silverberg is 1026 Forest Ave., Deerfield, Illinois 60015. The principal business address of Dr. Wallace is 9816 Mayland Dr., Richmond, Virginia 23233. The principal business address of Mr. Raffy is 12, boulevard du Théâtre, CH-1204, Geneva, Switzerland. The principal business address of each of Q3 Nominees and Mr. Pereira is 4 Glen Ct, Glen Waverley, VIC 3150, Australia.

The principal occupation of Mr. Houle is serving as a Personal Injury Specialist at State Farm Mutual Automobile Insurance Company. The principal occupation of Dr. Silverberg is serving as Managing Member of HEATJAC, LLC and Executive Director at Private Label Surrogacy, LLC. The principal occupation of Dr. Wallace is serving as Managing Partner, Dermatologist and Mohs Micrographic Surgeon at Richmond Dermatology. The principal occupation of Mr. Raffy is serving as an Associate Director at Banque Bonhôte & Cie. The principal business of Q3 Nominees is investing in securities. The principal occupation of Mr. Pereira is serving as the Managing Director of Q3 Nominees.

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Mr. Houle, Dr. Silverberg and Dr. Wallace are citizens of the United States of America. Mr. Raffy is a citizen of Switzerland. Q3 Nominees is organized under the laws of Australia. Mr. Pereira is a citizen of Australia.

As of the date hereof, Mr. Houle beneficially owned directly 15,622 shares of Common Stock. As of the date hereof, Dr. Silverberg beneficially owned directly 236,000 shares of Common Stock. As of the date hereof, Dr. Wallace beneficially owned directly 840,021 shares of Common Stock. As of the date hereof, Mr. Raffy beneficially owned directly 334,000 shares of Common Stock. As of the date hereof, Q3 Nominees beneficially owned directly 89,700 shares of Common Stock. Mr. Pereira, as the Managing Director of Q3 Nominees, may be deemed to beneficially own the 89,700 shares of Common Stock owned by Q3 Nominees.

Each Participant may be deemed to be a member of a “group” with the other Participants for the purposes of Section 13(d)(3) of the Exchange Act, and such group may be deemed to beneficially own the 1,515,343 shares of Common Stock owned in the aggregate by all of the Participants. For information regarding purchases and sales of securities of the Company during the past two years by each of the Participants, please see Schedule I. The securities of the Company owned by the Participants other than Q3 Nominees were purchased with personal funds. The securities of the Company owned by Q3 Nominees were purchased with working capital. Each Participant disclaims beneficial ownership of the shares of Common Stock that he or it does not directly own.

Except as otherwise set forth in this Proxy Statement (including the Schedules hereto), (i) during the past 10 years, no Participant has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); (ii) no Participant directly or indirectly beneficially owns any securities of the Company; (iii) no Participant owns any securities of the Company which are owned of record but not beneficially; (iv) no Participant has purchased or sold any securities of the Company during the past two years; (v) no part of the purchase price or market value of the securities of the Company owned by any Participant is represented by funds borrowed or otherwise obtained for the purpose of acquiring or holding such securities; (vi) no Participant is, or within the past year was, a party to any contract, arrangements or understandings with any person with respect to any securities of the Company, including, but not limited to, joint ventures, loan or option arrangements, puts or calls, guarantees against loss or guarantees of profit, division of losses or profits, or the giving or withholding of proxies; (vii) no associate of any Participant owns beneficially, directly or indirectly, any securities of the Company; (viii) no Participant owns beneficially, directly or indirectly, any securities of any parent or subsidiary of the Company; (ix) no Participant or any of his or its associates or immediate family members was a party to any transaction, or series of similar transactions, since the beginning of the Company’s last fiscal year, or is a party to any currently proposed transaction, or series of similar transactions, to which the Company or any of its subsidiaries was or is to be a party, in which the amount involved exceeds $120,000; (x) no Participant or any of his or its associates has any arrangement or understanding with any person with respect to any future employment by the Company or its affiliates, or with respect to any future transactions to which the Company or any of its affiliates will or may be a party; (xi) no Participant has a substantial interest, direct or indirect, by securities holdings or otherwise in any matter to be acted on at the Annual Meeting; (xii) no Participant holds any positions or offices with the Company; (xiii) no Participant has a family relationship with any director, executive officer, or person nominated or chosen by the Company to become a director or executive officer and (xiv) no companies or organizations, with which any of the Participants has been employed in the past five years, is a parent, subsidiary or other affiliate of the Company. There are no material proceedings to which any Participant or any of his or its associates is a party adverse to the Company or any of its subsidiaries or has a material interest adverse to the Company or any of its subsidiaries.

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OTHER MATTERS AND ADDITIONAL INFORMATION

The Concerned Vaxart Stockholders are unaware of any other matters to be considered at the Annual Meeting. However, should other matters, which the Concerned Vaxart Stockholders are not aware of a reasonable time before this solicitation, be brought before the Annual Meeting, the persons named as proxies on the enclosed GOLD universal proxy card will vote on such matters in their discretion.

Some banks, brokers and other nominee record holders may be participating in the practice of “householding” proxy statements and annual reports. This means that only one copy of this Proxy Statement may have been sent to multiple stockholders in your household. We will promptly deliver a separate copy of the document to you if you write to our proxy solicitor, Saratoga, at the address set forth on the back cover of this Proxy Statement, or call toll free at (888) 368-0379. If you want to receive separate copies of our proxy materials in the future, or if you are receiving multiple copies and would like to receive only one copy for your household, you should contact your bank, broker or other nominee record holder, or you may contact our proxy solicitor at the above address and phone number.

The information concerning the Company and the proposals in the Company’s proxy statement contained in this Proxy Statement has been taken from, or is based upon, publicly available documents on file with the SEC and other publicly available information. Although we have no knowledge that would indicate that statements relating to the Company contained in this Proxy Statement, in reliance upon publicly available information, are inaccurate or incomplete, to date we have not had access to all of the books and records of the Company, were not involved in the preparation of such information and statements and are not in a position to verify such information and statements. All information relating to any person other than the Participants in this solicitation is given only to the knowledge of the Concerned Vaxart Stockholders.

This Proxy Statement is dated [●], 2026. You should not assume that the information contained in this Proxy Statement is accurate as of any date other than such date, and the mailing of this Proxy Statement to stockholders shall not create any implication to the contrary.

STOCKHOLDER PROPOSALS

According to the Company’s proxy statement, stockholders may submit proposals on matters appropriate for stockholder action at annual meetings for inclusion in the Company’s proxy statement in accordance with regulations adopted by the SEC under Rule 14a-8 of the Exchange Act. To be considered for inclusion in the proxy statement and form of proxy relating to the 2027 Annual Meeting, such proposals must be received by the Company’s Secretary at the Company’s executive offices at 310 Utah Avenue, Suite 150, South San Francisco, California 94080, no later than [•].

The Bylaws set an advance notice procedure for nominations or other business proposals a stockholder wishes to present directly at an annual meeting outside of the Rule 14a-8 process. To be considered for presentation at the 2027 Annual Meeting, such nominations or other business proposals must be received at the above address not less than 90 days nor more than 120 days prior to the first anniversary of this year’s annual meeting of stockholders. However, (i) with respect to such nominations, in the event that the date of the 2027 Annual Meeting is advanced by more than 30 days, or delayed by more than 60 days, from the first anniversary of this year’s annual meeting, then such a nominations must be received no earlier than the 120th day prior to the date of the 2027 Annual Meeting and not later than the close of business on the later of (A) the 90th day prior to the 2027 Annual Meeting and (B) the 10th day following the day on which notice of the date of the 2027 Annual Meeting was mailed or public disclosure of the date of the 2027 Annual Meeting was made, whichever first occurs; and (ii) with respect to such other business proposals, in the event that the date of the 2027 Annual Meeting is advanced by more than 30 days, or delayed by more than 70 days, from the first anniversary of this year’s annual meeting, then such a proposal or nomination must be received no earlier than the 120th day prior to the date of the 2027 Annual Meeting and not later than the close of business on the later of (A) the 90th day prior to the 2027 Annual Meeting and (B) the 10th day following the day on which notice of the date of the 2027 Annual Meeting was mailed or public disclosure of the date of the 2027 Annual Meeting was made, whichever first occurs. You are also advised to review the Bylaws, which contain a description of the information required to be submitted with notices of any such proposal or nomination as well as additional requirements about advance notice of stockholder proposals and director nominations.

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In addition to satisfying the foregoing requirements under the Bylaws, to comply with the universal proxy rules, stockholders who intend to solicit proxies in support of director nominees other than the Company’s nominees must provide notice that sets forth the information required by Rule 14a-19 under the Exchange Act, which notice must be postmarked or transmitted electronically to the Company at the Company’s principal executive offices no later than 60 calendar days prior to the first anniversary date of this year’s annual meeting. If the date of the 2027 Annual Meeting is changed by more than 30 calendar days from the anniversary of this year’s annual meeting, then notice must be provided by the later of 60 calendar days prior to the date of the 2027 Annual Meeting or the 10th calendar day following the day on which public announcement of the date of the 2027 Annual Meeting is first made. Accordingly, for the 2027 Annual Meeting, the Company must receive such notice no later than [•], 2027. Such notice may be mailed to the Corporate Secretary at 310 Utah Avenue, Suite 150, South San Francisco, California 94080.

The information set forth above regarding the procedures for submitting stockholder proposals for consideration at the 2027 Annual Meeting is based on information contained in the Company’s proxy statement and the Bylaws. The incorporation of this information in this Proxy Statement should not be construed as an admission by the Concerned Vaxart Stockholders that such procedures are legal, valid or binding.

CERTAIN ADDITIONAL INFORMATION

WE HAVE OMITTED FROM THIS PROXY STATEMENT CERTAIN DISCLOSURE REQUIRED BY APPLICABLE LAW THAT IS EXPECTED TO BE INCLUDED IN THE COMPANY’S PROXY STATEMENT RELATING TO THE ANNUAL MEETING BASED ON OUR RELIANCE ON RULE 14A-5(C) UNDER THE EXCHANGE ACT. THIS DISCLOSURE IS EXPECTED TO INCLUDE, AMONG OTHER THINGS, CURRENT BIOGRAPHICAL INFORMATION ON THE COMPANY’S DIRECTORS AND EXECUTIVE OFFICERS, INFORMATION CONCERNING EXECUTIVE COMPENSATION AND DIRECTOR COMPENSATION, INFORMATION CONCERNING THE COMMITTEES OF THE BOARD AND OTHER INFORMATION CONCERNING THE BOARD, INFORMATION CONCERNING CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS, INFORMATION ABOUT THE COMPANY’S INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM AND OTHER IMPORTANT INFORMATION. STOCKHOLDERS ARE DIRECTED TO REFER TO THE COMPANY’S PROXY STATEMENT FOR THE FOREGOING INFORMATION, INCLUDING INFORMATION REQUIRED BY ITEM 7 OF SCHEDULE 14A WITH REGARD TO THE COMPANY’S NOMINEES. STOCKHOLDERS CAN ACCESS THE COMPANY’S PROXY STATEMENT AND OTHER RELEVANT DOCUMENTS DISCLOSING THIS INFORMATION, WITHOUT COST, ON THE SEC’S WEBSITE AT WWW.SEC.GOV.

SEE SCHEDULE II FOR INFORMATION REGARDING PERSONS WHO BENEFICIALLY OWN MORE THAN 5% OF THE SHARES AND THE OWNERSHIP OF THE SHARES BY THE DIRECTORS AND MANAGEMENT OF THE COMPANY.

29

The information concerning the Company contained in this Proxy Statement and the Schedules hereto has been taken from, or is based upon, publicly available information on file with the SEC and other publicly available information. Although we have no knowledge that would indicate that statements relating to the Company contained in this Proxy Statement, in reliance upon publicly available information, are inaccurate or incomplete, to date we have not had access to all of the books and records of the Company, were not involved in the preparation of such information and statements and are not in a position to verify such information and statements.

Your vote is important. No matter how many or how few shares of Common Stock you own, please vote to elect the Concerned Vaxart Stockholder Nominees by marking, signing, dating and mailing the enclosed GOLD universal proxy card promptly.

Concerned Vaxart Stockholders

_________________, 2026

30

SCHEDULE I

TRANSACTIONS IN SECURITIES OF THE COMPANY BY THE PARTICIPANTS DURING THE PAST TWO YEARS

Nature of the Transaction	Securities Purchased/(Sold)	Date of Purchase / Sale

Daniel P. Houle

Purchase of Common Stock	3,063	08/07/2024
Purchase of Common Stock	675	09/09/2024
Purchase of Common Stock	617	01/13/2025
Purchase of Common Stock	1,038	01/27/2025
Sale of Common Stock	(917)	02/11/2025
Purchase of Common Stock	69	02/13/2025
Purchase of Common Stock	236	02/14/2025
Purchase of Common Stock	65	02/18/2025
Sale of Common Stock	(560)	02/19/2025
Purchase of Common Stock	832	02/24/2025
Purchase of Common Stock	39	02/25/2025
Purchase of Common Stock	20	03/05/2025
Sale of Common Stock	(310)	03/05/2025
Purchase of Common Stock	1	03/07/2025
Sale of Common Stock	(600)	03/11/2025
Sale of Common Stock	(300)	03/12/2025
Sale of Common Stock	(500)	03/17/2025
Purchase of Common Stock	7,462	03/24/2025
Sale of Common Stock	(402)	04/16/2025
Purchase of Common Stock	1,428	04/22/2025
Sale of Common Stock	(70)	04/29/2025
Sale of Common Stock	(263)	05/07/2025
Sale of Common Stock	(60)	05/08/2025
Purchase of Common Stock	2	05/12/2025
Sale of Common Stock	(1,890)	05/12/2025
Purchase of Common Stock	21	05/15/2025
Purchase of Common Stock	2,273	05/19/2025
Purchase of Common Stock	40	05/20/2025
Purchase of Common Stock	107	05/21/2025
Purchase of Common Stock	59	05/22/2025
Sale of Common Stock	(960)	05/23/2025
Purchase of Common Stock	34	05/28/2025
Purchase of Common Stock	18	05/29/2025
Purchase of Common Stock	708	06/02/2025
Purchase of Common Stock	2	06/03/2025
Sale of Common Stock	(536)	06/04/2025
Purchase of Common Stock	222	06/11/2025
Purchase of Common Stock	81	06/12/2025
Purchase of Common Stock	945	06/16/2025
Sale of Common Stock	(250)	06/17/2025
Purchase of Common Stock	21	06/20/2025
Sale of Common Stock	(198)	06/25/2025
Purchase of Common Stock	1,745	07/02/2025
Sale of Common Stock	(5,500)	07/03/2025
Purchase of Common Stock	135	07/08/2025
Purchase of Common Stock	3,750	07/14/2025
Sale of Common Stock	(2,800)	07/21/2025
Purchase of Common Stock	519	09/12/2025
Purchase of Common Stock	2,530	09/22/2025
Sale of Common Stock	(1,300)	10/14/2025
Purchase of Common Stock	5,000	11/17/2025
Sale of Common Stock	(12,000)	11/18/2025
Sale of Common Stock	(1,000)	11/20/2025
Sale of Common Stock	(1,400)	12/03/2025
Sale of Common Stock	(2,000)	12/08/2025
Purchase of Common Stock	363	01/12/2026

I-1

Mark Silverberg, DDS, MD

Purchase of Common Stock	6,000	06/17/2024
Purchase of Common Stock	2,000	06/18/2024
Purchase of Common Stock	1,000	07/31/2024
Purchase of Common Stock	1,000	08/05/2024
Purchase of Common Stock	2,000	12/31/2024
Purchase of Common Stock	3,000	02/13/2025
Purchase of Common Stock	7,000	02/21/2025
Purchase of Common Stock	3,000	02/25/2025
Purchase of Common Stock	10,000	05/22/2025
Purchase of Common Stock	5,000	05/27/2025
Purchase of Common Stock	2,000	05/30/2025
Purchase of Common Stock	2,000	06/02/2025
Purchase of Common Stock	3,000	06/06/2025
Purchase of Common Stock	30,000	07/08/2025
Purchase of Common Stock	7,000	07/09/2025
Purchase of Common Stock	11,000	09/23/2025
Purchase of Common Stock	118,000	10/20/2025

I-2

Patrice Raffy

Purchase of Common Stock	2,000	06/03/2024
Purchase of Common Stock	2,000	06/05/2024
Purchase of Common Stock	1,000	06/07/2024
Purchase of Common Stock	17,000	06/17/2024
Purchase of Common Stock	4,000	08/27/2024
Purchase of Common Stock	500	08/28/2024
Purchase of Common Stock	6,500	11/18/2024
Purchase of Common Stock	400	01/08/2025
Purchase of Common Stock	11,600	04/25/2025
Purchase of Common Stock	10,000	05/06/2025
Purchase of Common Stock	9,000	05/12/2025
Purchase of Common Stock	1,000	05/15/2025
Purchase of Common Stock	10,000	05/22/2025
Purchase of Common Stock	3,300	05/23/2025
Purchase of Common Stock	11,700	05/27/2025
Purchase of Common Stock	15,000	06/03/2025
Purchase of Common Stock	15,000	07/07/2025
Purchase of Common Stock	5,000	07/11/2025
Purchase of Common Stock	9,000	07/14/2025
Purchase of Common Stock	6,000	08/04/2025
Purchase of Common Stock	20,000	08/22/2025
Purchase of Common Stock	5,000	09/10/2025
Purchase of Common Stock	3,000	09/12/2025
Purchase of Common Stock	12,000	09/25/2025
Purchase of Common Stock	4,000	10/15/2025
Purchase of Common Stock	16,000	12/03/2025
Purchase of Common Stock	16,000	12/29/2025
Purchase of Common Stock	12,500	12/30/2025
Purchase of Common Stock	6,000	03/13/2026

I-3

Matthew M. Wallace, MD

Purchase of Common Stock	5,000	05/29/2024
Purchase of Common Stock	200	06/04/2024
Purchase of Common Stock	3,800	06/07/2024
Purchase of Common Stock	5,600	06/14/2024
Purchase of Common Stock	42,600	06/21/2024
Purchase of Common Stock	5,300	06/24/2024
Purchase of Common Stock	3,500	06/25/2024
Purchase of Common Stock	2,000	06/26/2024
Purchase of Common Stock	4,000	06/27/2024
Purchase of Common Stock	4,000	06/28/2024
Purchase of Common Stock	3,000	07/02/2024
Purchase of Common Stock	14,000	07/05/2024
Purchase of Common Stock	10,000	07/09/2024
Purchase of Common Stock	1,000	07/17/2024
Purchase of Common Stock	1,000	08/02/2024
Purchase of Common Stock	10,000	08/06/2024
Purchase of Common Stock	34,000	08/07/2024
Purchase of Common Stock	2,000	08/09/2024
Purchase of Common Stock	2,000	08/15/2024
Purchase of Common Stock	1,000	08/19/2024
Purchase of Common Stock	2,000	08/20/2024
Purchase of Common Stock	3,000	08/21/2024
Purchase of Common Stock	1,000	09/03/2024
Purchase of Common Stock	1,000	09/04/2024
Purchase of Common Stock	1,000	09/09/2024
Purchase of Common Stock	2,000	09/12/2024
Purchase of Common Stock	1,000	09/16/2024
Purchase of Common Stock	9,000	09/17/2024
Sale of Common Stock	(20,000)	09/19/2024
Purchase of Common Stock	2,000	09/20/2024
Sale of Common Stock	(5,000)	09/20/2024
Purchase of Common Stock	18,000	09/23/2024
Purchase of Common Stock	5,000	09/25/2024
Purchase of Common Stock	6,000	10/01/2024
Purchase of Common Stock	2,000	10/02/2024
Purchase of Common Stock	1,000	10/04/2024
Purchase of Common Stock	4,000	10/09/2024
Purchase of Common Stock	6,000	10/11/2024
Purchase of Common Stock	1,000	10/17/2024
Purchase of Common Stock	1,000	10/18/2024
Purchase of Common Stock	1,000	10/21/2024
Purchase of Common Stock	3,000	10/22/2024
Purchase of Common Stock	1,000	10/23/2024
Purchase of Common Stock	300	10/25/2024
Purchase of Common Stock	1,000	10/29/2024
Purchase of Common Stock	1,700	10/30/2024
Purchase of Common Stock	1,000	10/31/2024
Purchase of Common Stock	1,400	11/01/2024
Purchase of Common Stock	3,600	11/04/2024
Purchase of Common Stock	1,000	11/06/2024
Purchase of Common Stock	2,000	11/07/2024
Purchase of Common Stock	10,000	11/08/2024
Purchase of Common Stock	3,000	11/12/2024
Purchase of Common Stock	1,000	11/13/2024
Purchase of Common Stock	23,000	11/15/2024
Purchase of Common Stock	7,000	11/18/2024
Purchase of Common Stock	13,000	11/19/2024
Purchase of Common Stock	1,000	11/20/2024
Sale of Common Stock	(21,000)	11/22/2024
Purchase of Common Stock	20,000	11/26/2024
Purchase of Common Stock	10,000	12/04/2024
Sale of Common Stock	(30,000)	12/12/2024
Sale of Common Stock	(50,000)	12/13/2024
Sale of Common Stock	(150,000)	12/26/2024
Purchase of Common Stock	132,000	12/27/2024
Sale of Common Stock	(3,000)	12/30/2024
Purchase of Common Stock	100	12/31/2024
Purchase of Common Stock	900	01/02/2025
Purchase of Common Stock	3,000	01/06/2025
Purchase of Common Stock	2,000	01/07/2025
Purchase of Common Stock	100	01/10/2025
Sale of Common Stock	(100)	01/14/2025
Sale of Common Stock	(10,000)	01/31/2025
Purchase of Common Stock	5,000	02/03/2025
Purchase of Common Stock	1,000	02/05/2025
Purchase of Common Stock	9,000	02/07/2025
Purchase of Common Stock	35,000	02/10/2025
Purchase of Common Stock	25,000	02/11/2025
Sale of Common Stock	(10,000)	02/21/2025
Purchase of Common Stock	10,000	03/12/2025
Purchase of Common Stock	31,000	04/25/2025
Purchase of Common Stock	21,000	04/28/2025
Purchase of Common Stock	4,000	04/29/2025
Sale of Common Stock	(1,000)	04/30/2025
Purchase of Common Stock	5,000	05/12/2025
Purchase of Common Stock	5,000	05/13/2025
Purchase of Common Stock	4,000	05/14/2025
Purchase of Common Stock	1,000	05/19/2025
Purchase of Common Stock	2,000	05/28/2025
Purchase of Common Stock	100	06/02/2025
Purchase of Common Stock	1,900	06/03/2025
Purchase of Common Stock	2,000	06/10/2025
Purchase of Common Stock	7,000	06/11/2025
Purchase of Common Stock	8,000	06/12/2025
Purchase of Common Stock	12,000	06/13/2025
Purchase of Common Stock	5,000	06/16/2025
Purchase of Common Stock	2,000	06/20/2025
Purchase of Common Stock	3,000	06/23/2025
Purchase of Common Stock	5,000	06/25/2025
Purchase of Common Stock	8,000	06/27/2025
Purchase of Common Stock	5,000	06/30/2025
Purchase of Common Stock	2,000	07/03/2025
Purchase of Common Stock	3,000	07/07/2025
Purchase of Common Stock	4,750	07/24/2025
Purchase of Common Stock	4,500	07/25/2025
Purchase of Common Stock	18,978	07/28/2025
Purchase of Common Stock	13,000	08/07/2025
Purchase of Common Stock	500	08/27/2025
Purchase of Common Stock	2,500	08/28/2025
Purchase of Common Stock	5,772	08/29/2025
Purchase of Common Stock	5,000	09/12/2025
Purchase of Common Stock	5,000	09/16/2025
Purchase of Common Stock	3,000	09/18/2025
Purchase of Common Stock	7,500	09/19/2025
Purchase of Common Stock	14,500	11/28/2025
Purchase of Common Stock	28,750	12/31/2025
Purchase of Common Stock	23,000	01/07/2026
Purchase of Common Stock	10,000	01/08/2026
Purchase of Common Stock	10,000	01/09/2026
Purchase of Common Stock	9,000	01/14/2026
Purchase of Common Stock	8,000	01/15/2026
Purchase of Common Stock	14,100	03/24/2026
Purchase of Common Stock	16,170	04/08/2026

I-4

SCHEDULE II

The following table is reprinted from the Company’s preliminary proxy statement filed with the Securities and Exchange Commission on May 19, 2026.

SECURITY OWNERSHIP OF

CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth beneficial ownership of the Company’s common stock as of [•], 2026, by:

•	each person known to be the beneficial owner of more than 5% of the outstanding common stock of the Company;
•	each of the Company’s executive officers and directors; and
•	all of the Company’s current executive officers and directors as a group.

This table is based upon information supplied by officers, directors and principal stockholders and Schedules 13G filed with the SEC. Unless otherwise indicated in the footnotes to this table and subject to community property laws where applicable, we believe that each of the stockholders named in this table has sole voting and investment power with respect to the shares indicated as beneficially owned. Applicable percentages are based on [•] shares outstanding on [•], 2026, adjusted as required by rules promulgated by the SEC.

Unless otherwise indicated, the address of each beneficial owner listed in the table below is c/o Vaxart, Inc., 310 Utah Ave, Suite 150, South San Francisco, California 94080.

Name of Beneficial Owners	Number of Shares Beneficially Owned	Percentage of Shares Beneficially Owned
5% or Greater Stockholders
None qualified	—	*
Executive Officers and Directors
Steven Lo	[1,737,689](1)	*
James B. Breitmeyer, M.D., Ph.D.	—(2)	*
James Cummings, M.D.	[1,898,982](3)	*
Sean Tucker, Ph.D.	[2,156,165](4)	*
Kevin P. Finney	[283,429](5)	*
Elaine J. Heron, Ph.D.	[417,324](6)	*
W. Mark Watson	[447,597](7)	*
David Wheadon, M.D.	[391,698](8)	*
All directors and executive officers as a group (10 individuals)	[8,395,769](9)	*

______________________

(1)	Consists of (i) 460,356 shares of common stock directly held by Mr. Lo, (ii) 100,000 shares held by The Lo Family Trust, and (iii) 1,177,333 shares issuable pursuant to stock options exercisable within 60 days of May 1, 2026.
(2)	Dr. James B. Breitmeyer was appointed to the board on April 23, 2026.
(3)	Consists of (i) 366,691 shares of common stock held directly by Dr. Cummings, and (ii) 1,532,291 shares issuable pursuant to stock options exercisable within 60 days of May [•], 2026.
II-1

(4)	Consists of (i) 310,811 shares held directly by Dr. Tucker, (ii) 51,465 shares held jointly by Frances Chang and Dr. Tucker, (iii) 9,060 shares held by Dr. Tucker’s spouse, and (iv) 1,784,829 shares issuable pursuant to stock options exercisable within 60 days of May [•], 2026.
(5)	Consists of (i) 166,668 shares of common stock held directly by Mr. Kevin P. Finney, and (ii) 99,992 shares issuable pursuant to stock options exercisable and 16,769 shares issuable pursuant to restricted stock unit vesting within 60 days of May [•], 2026.
(6)	Consists of (i) 80,566 shares of common stock held directly by Dr. Heron, and (ii) 320,758 shares issuable pursuant to stock options exercisable and 16,000 shares issuable pursuant to restricted stock unit vesting within 60 days of May [•], 2026.
(7)	Consists of (i) 108,125 shares of common stock held directly by Mr. Watson, and (ii) 323,472 shares issuable pursuant to stock options exercisable and 16,000 shares issuable pursuant to restricted stock unit vesting within 60 days of May [•], 2026.
(8)	Consists of (i) 30,750 shares of common stock held directly by Dr. Wheadon, and (ii) 344,948 shares issuable pursuant to stock options exercisable within 60 days of May [•], 2026.
(9)	Does not include Mr. Yedid, who resigned as a member of the board of directors in January 2025 or Michael J. Finney, Ph.D., who retired as a member of the board of directors in September 2025.

II-2

IMPORTANT

Tell the Board what you think! Your vote is important. No matter how many shares of Common Stock you own, please give the Concerned Vaxart Stockholders your proxy “FOR” the election of the Concerned Vaxart Stockholder Nominees and in accordance with the Concerned Vaxart Stockholders’ recommendations on the other proposals on the agenda for the Annual Meeting by:

•	SIGNING, DATING and MAILING the enclosed GOLD universal proxy card TODAY in the envelope provided (no postage is required if mailed in the United States); or
•	VOTING BY INTERNET using the unique “control number” and following the instructions that appear on your GOLD universal proxy card.

You may vote your shares virtually at the Annual Meeting; however, even if you plan to attend the Annual Meeting virtually, we recommend that you submit your GOLD universal proxy card by mail by the applicable deadline so that your vote will still be counted if you later decide not to attend the Annual Meeting. If any of your shares of Common Stock are held in the name of a brokerage firm, bank, bank nominee or other institution, only it can vote such shares of Common Stock and only upon receipt of your specific instructions. Depending upon your broker or custodian, you may be able to vote either by toll-free telephone or by the Internet. Please refer to the enclosed voting form for instructions on how to vote electronically. You may also vote by signing, dating and returning the enclosed GOLD universal voting form.

If you have any questions or require any additional information concerning this Proxy Statement, please contact Saratoga at the address set forth below.

If you have any questions, require assistance in voting your GOLD universal proxy card,

or need additional copies of the Concerned Vaxart Stockholders’ proxy materials,

please contact Saratoga at the phone numbers listed below.

Stockholders call toll free at (888) 368-0379

Email: info@saratogaproxy.com

GOLD UNIVERSAL PROXY CARD

PRELIMINARY COPY SUBJECT TO COMPLETION
DATED MAY 29, 2026

VAXART, INC.

2026 ANNUAL MEETING OF STOCKHOLDERS

THIS PROXY IS SOLICITED ON BEHALF OF DANIEL P. HOULE AND THE OTHER PARTICIPANTS IN HIS PROXY SOLICITATION

THE BOARD OF DIRECTORS OF VAXART, INC.
IS NOT SOLICITING THIS PROXY

P          R          O          X          Y

The undersigned appoints Daniel P. Houle, John Ferguson and Ryan Nebel, and each of them, attorneys and agents with full power of substitution to vote all shares of common stock, $0.0001 par value per share (the “Common Stock”), of Vaxart, Inc. (the “Company”) which the undersigned would be entitled to vote if personally present at the 2026 Annual Meeting of Stockholders of the Company scheduled to be held in a virtual-only format via live webcast on [●], 2026 at [●] [a.m.] Pacific Time at http://www.virtualshareholdermeeting.com/VXRT2026 (including any adjournments or postponements thereof and any meeting called in lieu thereof, the “Annual Meeting”).

The undersigned hereby revokes any other proxy or proxies heretofore given to vote or act with respect to the shares of Common Stock of the Company held by the undersigned, and hereby ratifies and confirms all action the herein named attorneys and proxies, their substitutes, or any of them may lawfully take by virtue hereof. If properly executed, this Proxy will be voted as directed on the reverse and in the discretion of the herein named attorneys and proxies or their substitutes with respect to any other matters as may properly come before the Annual Meeting that are unknown to Mr. Houle (together with the other participants in his solicitation, the “Concerned Vaxart Stockholders”) a reasonable time before this solicitation.

THIS PROXY WILL BE VOTED AS DIRECTED. IF THIS PROXY IS SIGNED AND NO DIRECTION IS INDICATED WITH RESPECT TO THE PROPOSALS ON THE REVERSE, THIS PROXY WILL BE VOTED “FOR” THE THREE (3) CONCERNED VAXART STOCKHOLDER NOMINEES AND “FOR” THREE (3) COMPANY NOMINEES UNOPPOSED BY THE CONCERNED VAXART STOCKHOLDERS IN PROPOSAL 1, “FOR” PROPOSAL 2 AND [“FOR” / “AGAINST”] PROPOSAL 3.

This Proxy will be valid until the completion of the Annual Meeting. This Proxy will only be valid in connection with the Concerned Vaxart Stockholders’ solicitation of proxies for the Annual Meeting.

IMPORTANT: PLEASE SIGN, DATE AND MAIL THIS PROXY CARD PROMPTLY!

CONTINUED AND TO BE SIGNED ON REVERSE SIDE

GOLD UNIVERSAL PROXY CARD

[X] Please mark vote as in this example

THE CONCERNED VAXART STOCKHOLDERS STRONGLY RECOMMEND THAT STOCKHOLDERS VOTE “FOR” THE THREE (3) CONCERNED VAXART STOCKHOLDER NOMINEES AND “FOR” THREE (3) COMPANY NOMINEES UNOPPOSED BY THE CONCERNED VAXART STOCKHOLDERS, AND NOT TO VOTE “FOR” ANY OF THE THREE (3) REMAINING COMPANY NOMINEES LISTED BELOW IN PROPOSAL 1.

YOU MAY SUBMIT VOTES FOR UP TO SIX (6) NOMINEES. IMPORTANTLY, IF YOU MARK MORE THAN SIX (6) “FOR” BOXES WITH RESPECT TO THE ELECTION OF DIRECTORS, ALL OF YOUR VOTES FOR THE ELECTION OF DIRECTORS WILL BE DEEMED INVALID. IF YOU MARK FEWER THAN SIX (6) “FOR” BOXES WITH RESPECT TO THE ELECTION OF DIRECTORS, THIS PROXY CARD, WHEN DULY EXECUTED, WILL BE VOTED ONLY AS DIRECTED.

1.	To elect six director nominees to the Board to serve until the 2027 Annual Meeting of Stockholders or until their successors are duly elected and qualified.

You may vote “FOR” up to six (6) nominees in total. If you vote “FOR” less than six (6) nominees, your shares will be voted “FOR” only those nominees you have marked. If you vote “FOR” more than six (6) nominees, your votes on Proposal 1 regarding the nominees will be considered invalid and will not be counted.

Concerned Vaxart Stockholder Nominees	FOR	WITHHOLD
1a. Daniel P. Houle	☐	☐
1b. Mark Silverberg, DDS, MD	☐	☐
1c. Matthew M. Wallace, MD	☐	☐

COMPANY NomineeS UNOPPOSED BY THE Concerned Vaxart StockholderS	FOR	WITHHOLD
1d. [ ]	☐	☐
1e. [ ]	☐	☐
1f. [ ]	☐	☐

COMPANY NomineeS OPPOSED BY THE Concerned Vaxart StockholderS	FOR	WITHHOLD
1g. [ ]	☐	☐
1h. [ ]	☐	☐
1i. [ ]	☐	☐

THE Concerned Vaxart StockholderS MAKE NO RECOMMENDATION WITH RESPECT TO PROPOSAL 2.

GOLD UNIVERSAL PROXY CARD

2.	To ratify the selection by the Company’s Audit Committee of WithumSmith+Brown, PC as the Company’s independent registered public accounting firm for the year ending December 31, 2026.

☐ FOR	☐ AGAINST	☐ ABSTAIN

THE Concerned Vaxart StockholderS [MAKE NO RECOMMENDATION] WITH RESPECT TO PROPOSAL 3.

3.	To approve, on a non-binding, advisory basis, the compensation of the Company’s named executive officers, as disclosed in the Company’s proxy statement.

☐ FOR	☐ AGAINST	☐ ABSTAIN

DATED: ____________________________

____________________________________
(Signature)

____________________________________
(Signature, if held jointly)

____________________________________
(Title)

WHEN SHARES ARE HELD JOINTLY, JOINT OWNERS SHOULD EACH SIGN. EXECUTORS, ADMINISTRATORS, TRUSTEES, ETC., SHOULD INDICATE THE CAPACITY IN WHICH SIGNING. PLEASE SIGN EXACTLY AS NAME APPEARS ON THIS PROXY.